Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Consolidated Financial Statements as of March 31, 2024 and for the nine and three-month periods ended as of that date, presented comparatively.

Legal information

Denomination: Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Fiscal year N°: 91, beginning on July 1, 2023

Legal address: Carlos Della Paolera 261, 9rd floor – Autonomous City of Buenos Aires, Argentina

Company activity: Real estate and agricultural activities

Date of registration of the by-laws in the Public Registry of Commerce: February 19, 1937

Date of registration of last amendment of the by-laws in the Public Registry of Commerce: Ordinary and Extraordinary General Assembly of October 28, 2022 registered in the General Inspection of Justice on December 5, 2022 under Number 22602 of Book 110 T- of Stock Companies.

Expiration of Company charter: June 6, 2082

Registration number with the Supervisory Board of Companies: 26, folio 2, book 45, Stock Companies

Stock: 594,304,406 common shares

Common stock subscribed, issued and paid up nominal value (millions of ARS): 594

Control Group: Eduardo S. Elsztain directly and through Inversiones Financieras del Sur S.A., Agroinvestment S.A. and Consultores Venture Capital Uruguay S.A.

Legal addresses: Bolívar 108, 1st floor, Autonomous City of Buenos Aires, Argentina (Eduardo S. Elsztain) - Road 8, km 17,500, Zonamérica Building 1, store 106, Montevideo, Uruguay (IFISA) - Cambara 1620, 2nd floor, office 202, Carrasco, 11000 Montevideo, Uruguay (Agroinvesment S.A.) – Road 8, km 17,500, Zonamérica Building 1, store 106, Montevideo, Uruguay (Consultores Venture Capital Uruguay S.A.).

Parent companies' activity: Investment

Direct and indirect participation of the Control Group over the capital: 230,771,682 shares

Voting stock (direct and indirect equity interest): 38.96% (*)

Type of stock	CAPITAL STATUS
	Authorized to be offered publicly (Shares)	Subscribed, Issued and Paid-in (millions of ARS)
Ordinary certified shares of ARS 1 face value and 1 vote each	594,304,406 (**)	594

(*) For computation purposes, treasury shares have been subtracted.
(**) Company not included in the Optional Statutory System of Public Offer of Compulsory Acquisition.

Glossary of terms

The following are not technical definitions but help the reader to understand certain terms used in the wording of the notes to the Group’s Financial Statements.

Terms	Definitions
BHSA	Banco Hipotecario S.A.
CAMSA	Consultores Assets Management S.A.
CCL	Cash settlement
CNV	Securities Exchange Commission (Argentina)
Condor	Condor Hospitality Trust Inc.
Cresud, “the Company”, “us”	Cresud S.A.C.I.F. y A.
Financial Statements	Unaudited Condensed Interim Consolidated Financial Statements
CPF	Collective Promotion Funds
GCDI	GCDI S.A.
IFISA	Inversiones Financieras del Sur S.A.
IPC	Consumer's price index
IRSA	IRSA Inversiones y Representaciones S.A.
MEP	Electronic Payment Market
New Lipstick	New Lipstick LLC
IAS	International Accounting Standards
IFRS	International Financial Reporting Standards
NIS	New Israeli Shekel
Quality	Quality Invest S.A.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Consolidated Statement of Financial Position
as of March 31, 2024 and June 30, 2023
(All amounts in millions of Argentine pesos, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	03.31.2024	06.30.2023
ASSETS
Non-current assets
Investment properties	8	1,398,162	1,837,232
Property, plant and equipment	9	484,142	456,093
Trading properties	10	17,373	18,911
Intangible assets	11	61,248	31,232
Group of assets held for sale		6,075	-
Right-of-use assets	12	63,065	58,720
Biological assets	13	27,757	29,156
Investment in associates and joint ventures	7	131,911	124,339
Deferred income tax assets	21	8,529	4,475
Income tax credit		6	69
Restricted assets	15	3,990	3,767
Trade and other receivables	16	90,703	105,632
Investment in financial assets	15	10,086	6,470
Derivative financial instruments	15	1,591	1,227
Total non-current assets		2,304,638	2,677,323
Current assets
Trading properties	10	408	451
Biological assets	13	96,769	58,578
Inventories	14	82,797	88,416
Income tax credit		734	3,584
Trade and other receivables	16	243,182	243,853
Investment in financial assets	15	140,988	137,314
Derivative financial instruments	15	12,755	19,308
Cash and cash equivalents	15	103,653	122,008
Total current assets		681,286	673,512
TOTAL ASSETS		2,985,924	3,350,835
SHAREHOLDERS’ EQUITY
Shareholders' equity (according to corresponding statement)		580,270	651,857
Non-controlling interest		754,213	852,640
TOTAL SHAREHOLDERS' EQUITY		1,334,483	1,504,497
LIABILITIES
Non-current liabilities
Trade and other payables	18	34,345	38,402
Borrowings	20	450,930	499,328
Deferred income tax liabilities	21	462,052	606,213
Provisions	19	20,139	20,259
Payroll and social security liabilities		1,023	1,062
Lease liabilities		51,692	55,887
Derivative financial instruments	15	1,818	145
Total non-current liabilities		1,021,999	1,221,296
Current liabilities
Trade and other payables	18	214,349	251,880
Borrowings	20	325,040	321,816
Provisions	19	3,533	2,713
Payroll and social security liabilities		14,862	21,290
Income tax liabilities		49,906	5,176
Lease liabilities		17,907	18,262
Derivative financial instruments	15	3,845	3,905
Total Current liabilities		629,442	625,042
TOTAL LIABILITIES		1,651,441	1,846,338
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES		2,985,924	3,350,835

The accompanying notes are an integral part of these Financial Statements.

))
Marcelo H. Fuxman Síndico Titular Por Comisión Fiscalizadora	Alejandro G. Elsztain Vice President II

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Consolidated Statement of Income and Other Comprehensive Income
for the nine and three-month periods ended March 31, 2024 and 2023
(All amounts in millions of Argentine pesos, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

		Nine months		Three months
	Note	03.31.2024	03.31.2023	03.31.2024	03.31.2023
Revenues	22	450,813	428,532	140,375	109,899
Costs	23	(253,640)	(254,482)	(77,460)	(67,039)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest		5,786	(2,598)	6,358	9,176
Changes in the net realizable value of agricultural products after harvest		3,047	(1,598)	(7,451)	(3,756)
Gross profit		206,006	169,854	61,822	48,280
Net (loss) / gain from fair value adjustment of investment properties	8	(377,718)	(134,939)	(589,529)	1,438
Gain / (loss) from disposal of farmlands		6,254	2,670	(149)	-
General and administrative expenses	24	(40,865)	(47,321)	(16,295)	(15,979)
Selling expenses	24	(36,297)	(31,270)	(11,585)	(10,845)
Other operating results, net	25	10,280	(20,071)	1,927	(9,674)
Management fees		(884)	(9,048)	7,664	(3,276)
(Loss) / Profit from operations		(233,224)	(70,125)	(546,145)	9,944
Share of profit / (loss) of associates and joint ventures	7	29,680	2,178	(452)	(1,655)
(Loss) / Profit before financial results and income tax		(203,544)	(67,947)	(546,597)	8,289
Finance income	26	45,512	6,311	32,377	1,127
Finance cost	26	(47,293)	(86,856)	(18,972)	(31,287)
Other financial results	26	110,987	80,883	299,950	44,365
Inflation adjustment	26	(15,635)	63,434	(119,158)	8,032
Financial results, net	26	93,571	63,772	194,197	22,237
(Loss) / Profit before income tax		(109,973)	(4,175)	(352,400)	30,526
Income tax	21	84,327	145,093	141,466	19,559
(Loss) / Profit for the period		(25,646)	140,918	(210,934)	50,085

Other comprehensive income / (loss):
Items that may be reclassified subsequently to profit or loss:
Currency translation adjustment and other comprehensive results from associates and joint ventures (i)		13,718	3,900	(194,357)	17,691
Revaluation surplus / (deficit)		1,487	1,662	(114)	185
Total other comprehensive income / (loss) for the period		15,205	5,562	(194,471)	17,876
Total comprehensive (loss) / income for the period		(10,441)	146,480	(405,405)	67,961
Profit / (loss) for the period attributable to:
Equity holders of the parent		22,340	79,463	(51,652)	29,535
Non-controlling interest		(47,986)	61,455	(159,282)	20,550
Total comprehensive income / (loss) attributable to:
Equity holders of the parent		27,879	82,381	(121,302)	36,649
Non-controlling interest		(38,320)	64,099	(284,103)	31,312
Profit / (loss) for the period per share attributable to equity holders of the parent (ii):
Basic		37.73	135.07	(87.23)	50.20
Diluted		31.91	114.16	(87.23)	42.43

(i) The components of other comprehensive (loss)/ income do not generate an impact on income tax.
(ii) See Note 30 to the Annual Consolidated Financial Statements as of June 30, 2023.

  The accompanying notes are an integral part of these Financial Statements.
))
Marcelo H. Fuxman Síndico Titular Por Comisión Fiscalizadora	Alejandro G. Elsztain Vice President II

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Consolidated Statement of Changes in Shareholders’ Equity
for the nine-month period ended March 31, 2024
(All amounts in millions of Argentine pesos, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Attributable to equity holders of the parent
	Share capital
	Outstanding shares	Treasury shares	Inflation adjustment of share capital and treasury shares (i)	Warrants (ii)	Share premium	Additional paid-in capital from treasury shares	Legal reserve	Other reserves (iii)	Retained earnings	Subtotal	Non-controlling interest	Total Shareholders' equity
Balance as of June 30, 2023	586	7	171,694	15,999	212,696	(12,007)	16,446	141,141	105,295	651,857	852,640	1,504,497
Profit/ (loss) for the period	-	-	-	-	-	-	-	-	22,340	22,340	(47,986)	(25,646)
Other comprehensive income for the period	-	-	-	-	-	-	-	5,539	-	5,539	9,666	15,205
Total comprehensive income / (loss) for the period	-	-	-	-	-	-	-	5,539	22,340	27,879	(38,320)	(10,441)
Assignment of results - Shareholders’ meeting	-	-	-	-	-	-	6,711	49,734	(56,445)	-	-	-
Repurchase of treasury shares	(1)	1	-	-	-	-	-	(1,079)	-	(1,079)	(7,697)	(8,776)
Reserve for share - based payments	-	-	-	-	-	(470)	-	122	-	(348)	(640)	(988)
Dividends distribution	-	-	-	-	-	-	-	-	(77,779)	(77,779)	(96,386)	(174,165)
Exercise of warrants (ii)	1	-	9	(133)	4,626	-	-	-	-	4,503	334	4,837
Issuance of shares	6	(6)	-	-	-	(6,375)	-	6,375	-	-	-	-
Changes in non-controlling interest	-	-	-	-	-	-	-	(24,763)	-	(24,763)	41,422	16,659
Other changes in shareholders' equity	-	-	-	-	-	-	-	3,773	(3,773)	-	-	-
Capitalization of irrevocable contributions	-	-	-	-	-	-	-	-	-	-	71	71
Integration of irrevocable contributions	-	-	-	-	-	-	-	-	-	-	2,789	2,789
Balance as of March 31, 2024	592	2	171,703	15,866	217,322	(18,852)	23,157	180,842	(10,362)	580,270	754,213	1,334,483

(i) Includes ARS 16 of Inflation adjustment of treasury shares as of March 31, 2024. See Note 19 to the Annual Consolidated Financial Statements as of June 30, 2023.
(ii) As of March 31, 2024, the remaining warrants to exercise amount to 87,558,873, equivalent to the same number of shares. See Note 31 to these Financial Statements.
(iii) Group’s other reserves for the period ended March 31, 2024 are comprised as follows:

	Cost of treasury shares	Reserve for currency translation adjustment	Reserve for future dividends	Reserve for the acquisition of securities issued by the Company	Special reserve	Other reserves (i)	Total other reserves
Balance as of June 30, 2023	(8,111)	18,641	-	1,654	107,260	21,697	141,141
Other comprehensive income for the period	-	4,445	-	-	-	1,094	5,539
Total comprehensive income for the period	-	4,445	-	-	-	1,094	5,539
Assignment of results - Shareholders’ meeting	-	-	49,734	-	-	-	49,734
Repurchase of treasury shares	(1,079)	-	-	-	-	-	(1,079)
Issuance of shares	6,375	-	-	-	-	-	6,375
Changes in non-controlling interest	-	-	-	-	-	(24,763)	(24,763)
Reserve for share-based payments	477	-	-	-	-	(355)	122
Other changes in shareholders' equity	-	-	-	-	3,773	-	3,773
Balance as of March 31, 2024	(2,338)	23,086	49,734	1,654	111,033	(2,327)	180,842

(i) Includes revaluation surplus.

The accompanying notes are an integral part of these Financial Statements.

))
Marcelo H. Fuxman Síndico Titular Por Comisión Fiscalizadora	Alejandro G. Elsztain Vice President II

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity
for the nine-month period ended March 31, 2023
(All amounts in millions of Argentine pesos, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Attributable to equity holders of the parent
	Share capital
	Outstanding shares	Treasury shares	Inflation adjustment of share capital and treasury shares (i)	Warrants	Share premium	Additional paid-in capital from treasury shares	Legal reserve	Other reserves (ii)	Retained earnings	Subtotal	Non-controlling interest	Total Shareholders' equity
Balance as of June 30, 2022	590	2	171,681	16,227	210,895	1,536	7,759	4,337	142,950	555,977	840,932	1,396,909
Profit for the period	-	-	-	-	-	-	-	-	79,463	79,463	61,455	140,918
Other comprehensive income for the period	-	-	-	-	-	-	-	2,918	-	2,918	2,644	5,562
Total comprehensive income for the period	-	-	-	-	-	-	-	2,918	79,463	82,381	64,099	146,480
Assignment of results - Shareholders’ meeting	-	-	-	-	-	-	8,687	144,109	(152,796)	-	-	-
Repurchase of treasury shares	(18)	18	-	-	-	-	-	(19,432)	-	(19,432)	(1,645)	(21,077)
Reserve for share-based payments	-	-	-	-	-	16	-	303	-	319	493	812
Exercise of warrants	1	-	13	(222)	1,737	-	-	-	-	1,529	36	1,565
Changes in non-controlling interest	-	-	-	-	-	-	-	22,153	-	22,153	(29,598)	(7,445)
Dividends distribution	-	-	-	-	-	-	-	-	(20,941)	(20,941)	(39,066)	(60,007)
Other changes in shareholders' equity	-	-	-	-	-	-	-	(119)	-	(119)	(89)	(208)
Incorporation by business combination	-	-	-	-	-	-	-	-	-	-	88	88
Balance as of March 31, 2023	573	20	171,694	16,005	212,632	1,552	16,446	154,269	48,676	621,867	835,250	1,457,117

(i) Includes ARS 6 of Inflation adjustment of treasury shares as of March 31, 2023. See Note 19 to the Annual Consolidated Financial Statements as of June 30, 2022.
(ii) Group’s other reserves for the period ended March 31, 2023 are comprised as follows:

	Cost of treasury shares	Reserve for currency translation adjustment	Reserve for the acquisition of securities issued by the Company	Special reserve	Other reserves (i)	Total other reserves
Balance as of June 30, 2022	(2,463)	8,355	1,654	-	(3,209)	4,337
Other comprehensive income for the period	-	1,174	-	-	1,744	2,918
Total comprehensive income for the period	-	1,174	-	-	1,744	2,918
Assignment of results - Shareholders’ meeting	-	-	-	144,109	-	144,109
Repurchase of treasury shares	(19,432)	-	-	-	-	(19,432)
Reserve for share-based payments	-	-	-	-	303	303
Changes in non-controlling interest	-	-	-	-	22,153	22,153
Other changes in shareholders' equity	-	151	-	-	(270)	(119)
Balance as of March 31, 2023	(21,895)	9,680	1,654	144,109	20,721	154,269

(i) Includes revaluation surplus.

The accompanying notes are an integral part of these Financial Statements.
))
Marcelo H. Fuxman Síndico Titular Por Comisión Fiscalizadora	Alejandro G. Elsztain Vice President II

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Consolidated Statement of Cash Flows
for the nine-month periods ended March 31, 2024 and 2023
(All amounts in millions of Argentine pesos, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	03.31.2024	03.31.2023
Operating activities:
Net cash generated from operating activities before income tax paid	17	66,559	32,887
Income tax paid		(5,863)	(7,746)
Net cash generated from operating activities		60,696	25,141
Investing activities:
Proceeds from the sale of participation in joint ventures		19,929	-
Capital contributions to associates and joint ventures		-	(78)
Proceeds from sales of intangible assets		8	-
Acquisition and improvement of investment properties		(7,399)	(8,134)
Proceeds from sales of investment properties		30,150	70,868
Acquisitions and improvements of property, plant and equipment		(19,889)	(39,916)
Payment of acquisitions of property, plant and equipment		(33,328)	-
Acquisition of intangible assets		(1,354)	(768)
Proceeds from sales of property, plant and equipment		45,776	35,688
Dividends collected from associates and joint ventures		496	1,738
Proceeds from loans granted		1,251	1,396
Acquisitions of investments in financial assets		(272,425)	(89,163)
Proceeds from disposal of investments in financial assets		322,572	96,490
Interest received from financial assets		10,714	361
Payments of derivative financial instruments		(1,147)	1,804
Prepayment for investment properties purchases		-	(6,555)
Net cash generated from investing activities		95,354	63,731
Financing activities:
Borrowings, issuance and new placement of non-convertible notes		214,653	228,738
Payment of borrowings and non-convertible notes		(181,504)	(321,179)
Obtaining of short term loans, net		4,230	32,320
Interest paid		(84,124)	(83,097)
Capital contributions from non-controlling interest in subsidiaries		5,851	-
Lease liabilities paid		(1,440)	(1,183)
Repurchase of treasury shares		(8,776)	(21,077)
Dividends paid		(143,840)	(45,001)
Exercise of warrants		4,837	1,565
Repurchase of non-convertible notes		(4,236)	-
Net cash used in financing activities		(194,349)	(208,914)
Net decrease in cash and cash equivalents		(38,299)	(120,042)
Cash and cash equivalents at the beginning of the period	15	122,008	235,832
Foreign exchange gain on cash and unrealized fair value result for cash equivalents		31,841	10,744
Inflation adjustment		(11,897)	(7,811)
Cash and cash equivalents at the end of the period	15	103,653	118,723

 The accompanying notes are an integral part of these Financial Statements.

))
Marcelo H. Fuxman Síndico Titular Por Comisión Fiscalizadora	Alejandro G. Elsztain Vice President II

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements
(All amounts in millions of Argentine pesos, except otherwise indicated)

1.
The Group’s business and general information

Cresud was founded in 1936 as a subsidiary of Credit Foncier, a Belgian company primarily engaged in providing rural and urban loans in Argentina and administering real estate holdings foreclosed by Credit Foncier. Credit Foncier was liquidated in 1959, and as part of such liquidation, the shares of Cresud were distributed to Credit Foncier’s shareholders. From the 1960s through the end of the 1970s, the business of Cresud shifted exclusively to agricultural activities.

In 2002, Cresud acquired a 19.85% interest in IRSA, a real estate company related to certain shareholders of Cresud. In 2009, Cresud increased its ownership percentage in IRSA to 55.64% and IRSA became Cresud’s direct principal subsidiary.

Cresud and its subsidiaries are collectively referred to hereinafter as the Group.

Main shareholders´ of the Company are jointly Inversiones Financieras del Sur S.A., Agroinvestment S.A and Consultores Venture Capital Uruguay S.A. This entities are companies incorporated in Uruguay and belong to the same controlling group and the ultimate beneficiary is Eduardo S. Elsztain.

The Board of Directors has approved these Financial Statements for issuance on May 9, 2024.

As of March 31, 2024, the Group operates in two major business lines: (i) agricultural business and (ii) urban property and investment business.

Economic context in which the Group operated

The Group operated in an economic context characterized by strong fluctuations in its main variables. The most relevant aspects are detailed below:

●
Economic Activity: At the end of 2023, the country experienced a 1.6% drop in its economic activity, according to INDEC data, a trend that continued during the first quarter of the 2024 calendar.
●
Inflation: Between April 1, 2023, and March 31, 2024, accumulated inflation reached 288% (measured by the CPI).
●
Exchange Rate: In that same period, according to the official exchange rate, the Argentine peso nominally depreciated against the US dollar, going from ARS 209.1 to ARS 855 per dollar at the end of the period. The MEP dollar behaved in the same way, going from ARS 397.34 to ARS 1,017.50.
●
Fiscal Surplus: During the first quarter of 2024, Argentina achieved a fiscal surplus, because of the strong adjustment applied by the government to order the accounts of the public sector and lower inflation.
●
Exchange Restrictions: The monetary authority maintained the exchange restrictions established in previous years throughout 2023 and the first quarter of 2024. Despite these restrictions, the company managed to meet all financial and contractual maturities.

On December 10, 2023 a new government took office in Argentina with the intention of carrying out a broad legal and regulatory reform.

Among the first measures adopted by this government is a Decree of Necessity and Urgency (DNU) that modifies various laws. These reforms affect areas such as the labor market, the customs code, and the status of public companies. Although the DNU was rejected by the Senate of the Nation’s Congress, its provisions have been partially in force since December 29, 2023, due to judicial actions that suspended certain modifications.

The reforms proposed by the new government are in the process of legislative discussion, and it is not possible to predict at this time their evolution or the new measures that could be announced.

The normative and regulatory situation as of March 31, 2024, does not differ substantially from the one mentioned above, and the financial statements of the Group should be read considering these circumstances.

2.
Summary of significant accounting policies

2.1.
Basis of preparation

These financial statements have been prepared in accordance with IAS 34 “Interim financial reporting” and should therefore be read in conjunction with the Group's annual Consolidated Financial Statements as of June 30, 2023 prepared in accordance with IFRS Accounting Standards. Also, these financial statements include additional information required by Law No. 19,550 and / or regulations of the CNV. Such information is included in the notes to these financial statements, as accepted by IFRS Accounting Standards.

These financial statements for the interim periods of nine months ended March 31, 2024 and 2023 have not been audited. Management considers that they include all the necessary adjustments to fairly present the results of each period. Intermediate period results do not necessarily reflect the proportion of the Group's results for the entire fiscal years.

IAS 29 "Financial Reporting in Hyperinflationary Economies" requires that the financial statements of an entity whose functional currency is one of a hyperinflationary economy be expressed in terms of the current unit of measurement at the closing date of the reporting period, regardless of whether they are based on the historical cost method or the current cost method. To do so, in general terms, the inflation produced from the date of acquisition or from the revaluation date, as applicable, must be calculated by non-monetary items. This requirement also includes the comparative information of the financial statements.

In order to conclude on whether an economy is categorized as highly inflationary in the terms of IAS 29, the standard details a series of factors to be considered, including the existence of an accumulated inflation rate in three years that approximates or exceeds 100%. Accumulated inflation in Argentina in three years is over 100%. For that reason, in accordance with IAS 29, Argentina must be considered a country with a highly inflationary economy starting July 1, 2018.

In relation to the inflation index to be used and in accordance with Argentine Federation of Professional Councils in Economic Sciences (FACPCE) Resolution No. 539/18, it is determined based on the Wholesale Price Index (IPIM) until 2016, considering the average variation of the Consumer Price Index (CPI) of the Autonomous City of Buenos Aires for the months of November and December 2015, because during those two months there were no national IPIM measurements. Then, from January 2017, the National Consumer Price Index (National CPI) is considered.

The table below presents the index for the period between the last fiscal year and as of March 31, 2024, and for the twelve month period ending on the same date, according to official statistics (INDEC) and following the guidelines described in Resolution 539/18.

	As of March 31, 2024 (nine months)	As of March 31, 2024 (twelve months)
Price variation	213%	288%

As a consequence of the aforementioned, these financial statements as of March 31, 2024 were restated in accordance with IAS 29.

2.2
Accounting policies

The accounting policies applied in the presentation of these Financial Statements are consistent with those applied in the preparation of the Annual Financial Statements, as described in Note 2 to those Financial Statements.

2.3
Comparability of information

Balance items as of June 30, 2023 and March 31, 2023 presented in these Financial Statements for comparative purposes arise from the financial statements as of and for such period, restated in accordance with IAS 29 (See Note 2.1). Certain items from prior periods have been reclassified for consistency purposes.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

2.4
Use of estimates

The preparation of Financial Statements at a certain date requires Management to make estimations and evaluations affecting the amount of assets and liabilities recorded and contingent assets and liabilities disclosed at such date, as well as income and expenses recorded during the period. Actual results might differ from the estimates and evaluations made at the date of preparation of these financial statements. In the preparation of these financial statements, the significant judgments made by Management in applying the Group’s accounting policies and the main sources of uncertainty were the same as the ones applied by the Group in the preparation of the Annual Financial Statements described in Note 3 to those Financial Statements.

3.
Seasonal effects on operations

Agricultural business

Some of the Group’s businesses are more affected by seasonal effects than others. The operations of the Group’s agricultural business are subject to seasonal effects. The harvests and sale of grains in Argentina generally take place each year since June in the case of corn and soybean since March, since October in the case of wheat, and since December in the case of sunflower. In Brazil, the harvest and sale of soybean take place since February, and in the case of corn weather conditions make it possible to have two seasons, therefore the harvest take place between March and July. In Bolivia, weather conditions also make it possible to have two soybean, corn and sorghum seasons and, therefore, these crops are harvested in July and May, whereas wheat is harvested in August and September, respectively. In the case of sugarcane, harvest and sale take place between April and November of each year. Other segments of the agricultural business, such as beef cattle production tend to be more stable. However, beef cattle production is generally larger during the second quarter, when conditions are more favorable. As a result, there may be material fluctuations in the agricultural business results across quarters.

Urban properties and investments business

The operations of the Group’s shopping malls are subject to seasonal effects, which affect the level of sales recorded by lessees. During summertime in Argentina (January and February), the lessees of shopping malls experience the lowest sales levels in comparison with the winter holidays (July) and Christmas and year-end holidays celebrated in December, when they tend to record peaks of sales. Apparel stores generally change their collections during the spring and the fall, which impacts positively on shopping malls sales. Sale discounts at the end of each season also affect the business. As a consequence, for shopping mall operations, a higher level of business activity is expected in the period ranging between July and December, compared to the period between January and June.

4.
Acquisitions and disposals

Significant acquisitions and disposals for the nine-month period ended March 31, 2024 are detailed below. Significant acquisitions and disposals for the fiscal year ended June 30, 2023, are detailed in Note 4 to the Annual Financial Statements.

Agricultural business

Sale of fraction of “Los Pozos” farm

On October 5, 2023, Cresud signed a transfer deed of ownership for the sale of a fraction of field land known as Registration 5,421 of the establishment called “Los Pozos” located in the province of Salta, with a total area of 4,262 hectares. The total price was USD 2.3 million, of which USD 1.4 remains to be received, which will be paid in two installments, the last of which is dated September 23, 2025, with a mortgage guarantee for said balance.

Sale of fraction of “El Tigre” farm

On December 14, 2023, Cresud signed a transfer deed of ownership for the sale of a fraction of 500 hectares of agricultural activity from its “El Tigre” farm, located in the department of Trenel, province of La Pampa, Argentina. The total price was USD 3.8 million, of which USD 0.9 remains to be received, which will be paid in two installments, the last of which is dated December 12, 2025, with a mortgage guarantee for said balance. After this transaction, the Company keeps the ownership of approximately 7,860 hectares of “El Tigre” farm.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Sale of fraction of “Chaparral” farm

On March 26, 2024, BrasilAgro sold a fraction of 12,335 hectares (8,796 productive hectares) of the “Chaparral” farm located in Correntina, State of Bahia, Brazil, that was acquired in 2007. After this operation, a remaining surface of 24,847 hectares of this farm is still owned by BrasilAgro. The total amount of the operation was set at BRL 364.5 million, subject to variations in the soybean bag price, and the portion of the farm that was sold was valued on the books at BRL 34.0 million. The result of the sale will be recorded in the fourth quarter of the fiscal year.

Urban property business and investments

“Maple Building" sale

On July 24, 2023, IRSA signed the deed for the sale of all the functional and complementary units of the “Maple Building” located at 664 Suipacha Street in the Autonomous City of Buenos Aires. The price of the operation was USD 6.75 million, of which USD 3 million has been collected in cash, USD 750,000 through the delivery of 3 functional units in a building owned by the buyer at Avenida Córdoba 637 in the Autonomous City of Buenos Aires, with a bailment agreement for 30 months and the remaining balance of USD 3 million will be paid as follows:

- USD 2.5 million in 10 semiannual, equal and consecutive installments of USD 0.25 million, the first due 24 months from the signing of the deed, with an annual interest of 5%;

- USD 0.5 million through the provision of services by the buyer, which were valued at the CCL exchange rate according to the conditions agreed in the contract.

“261 Della Paolera” floor sale

On August 9, 2023, IRSA signed the deed for the sale of the 9th floor of the "261 Della Paolera" tower located in the Catalinas neighborhood of the Autonomous City of Buenos Aires with a total of 1,184 square meters, 10 parking spaces, and 2 complementary units of the same building. The transaction price was approximate USD (MEP) 6.3 million, which had already been paid in ARS.

On October 5, 2023, the transfer deed was signed for the sale of the 25th and 26th floors of the “261 Della Paolera” tower located in the Catalinas neighborhood of the Autonomous City of Buenos Aires for a total of 2,395 square meters, 18 units of garages and 6 complementary units of the same building. The transaction price was approximately USD (MEP) 14.9 million, all of which were paid in full in ARS.

After this transaction, IRSA keeps the property of 4 floors of the building with an approximate leasable area of 4,937 square meters, in addition to parking spaces and other complementary spaces.

Vista al Muelle – Boating Trust transaction

On October 31, 2023, Vista al Muelle S.A. (VAM), a subsidiary of Liveck L.T.D., sold two of its plots in the department of Canelones (Uruguay) to the Boating Trust for USD 6 million. In the same transaction, the trust sold units in Tower II to VAM for USD 5 million, which VAM used to fully settle its debt with the Chamyan family. The operation resulted in a profit of USD 1 million.

Sale of Quality Investment S.A.

On August 31, 2023, IRSA sold and transferred 100% of its participation in Quality Invest S.A. representing 50% of the share capital. The amount of the transaction amounted to USD 22.9 million, of which USD 21.5 million has been collected together with the transfer of the shares and the balance of USD 1.4 million will be collected after 3 years, accruing an interest of 7% per year.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Ezpeleta land plot Barter Agreement

On December 7, 2023, IRSA signed a barter agreement transferring the “Ezpeleta land plot” of 46 hectares, located in the district of Quilmes, Buenos Aires province.

The real estate project to be developed on the property consists of a gated community with 330 single-family lots and 6 macro lots for medium-density developments.

The transaction price was set at USD 16.4 million and will be paid to IRSA through the delivery of 125 single-family lots of the project and also 40% of the buildable square meters of the multifamily lots of said project.

Additionally, IRSA received the sum of ARS 62.3 million in cash as part of the consideration.

The amounts are expressed in the currency of the transaction date.

Sale of GCDI common-shares

During the months of November and December 2023, IRSA sold 1,583,560 common-shares of GCDI, equivalent to 0.17% of the capital share, for a total of ARS 25.5 million.

Additionally, during the first quarter of 2024, IRSA sold 5,033,873 common-shares of GCDI, equivalent to 0.55% of the capital share, for a total of ARS 165 million.

The amounts are expressed in the currency of the transaction date.

Del Plata Building Trust

On November 10, 2023, IRSA executed a Trust Administration Contract at cost for a project development and construction of a residential building, stores (gastronomic use), and complementary parking spaces, which is subject to fulfillment of certain suspensive conditions detailed below, and in which the Company will have the character of money trustor. Likewise, and as beneficiary of the trust, IRSA will receive approximately 5,128 salable square meters and 32 parking spaces. TMF Trust Company (Argentina) S.A., a company with a fiduciary purpose that is not a related party, will act as trustee.

The aforementioned trust contract involves the contribution of a building owned by Banco Hipotecario S.A. (“BHSA”), an entity in which the Company holds a significant interest. The building is located in the block embraced by the streets Carlos Pellegrini, Presidente Perón, Sarmiento and Pasaje Carabelas, in the City of Buenos Aires. The contribution was made on December 28, 2023.

Finally, it is informed that the trust underlying project has pre-approval for the Microcentro district reconversion regime issued by the Government of the City of Buenos Aires (Law 6508). Likewise, it has approval from the Central Bank of the Argentine Republic.

5.
Financial risk management and fair value estimates

These Financial Statements do not include all the information and disclosures on financial risk management; therefore, they should be read along with Note 5 to the Annual Financial Statements. There have been no changes in risk management or risk management policies applied by the Group since year-end.

Since June 30, 2023 and up to the date of issuance of these Financial Statements, there have been no significant changes in business or economic circumstances affecting the fair value of the Group's assets or liabilities, (either measured at fair value or amortized cost).

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

6.
Segment information

As explained in Note 6 to the Annual Consolidated Financial Statements, segment information is reported from the perspective of products and services: (i) agricultural business and (ii) urban properties and investment business.

Below is a summary of the Group’s business units and a reconciliation between the operating income according to segment information and the operating income of the Statement of Income and Other Comprehensive Income of the Group for the periods ended March 31, 2024 and 2023:

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Below is a summarized analysis of the lines of business of the Group for the period ended March 31, 2024:

	03.31.2024
	Agricultural business (I)	Urban Properties and Investment business (II)	Total segment information	Joint ventures (i)	Adjustments (ii)	Elimination of inter-segment transactions and non-reportable assets / liabilities (iii)	Total Statement of Income and Other Comprehensive Income/ Financial Position
Revenues	238,561	177,236	415,797	(935)	37,262	(1,311)	450,813
Costs	(184,422)	(31,238)	(215,660)	112	(38,092)	-	(253,640)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	5,295	-	5,295	-	-	491	5,786
Changes in the net realizable value of agricultural products after harvest	3,047	-	3,047	-	-	-	3,047
Gross profit / (loss)	62,481	145,998	208,479	(823)	(830)	(820)	206,006
Net loss from fair value adjustment of investment properties	(44)	(377,736)	(377,780)	62	-	-	(377,718)
Gain from disposal of farmlands	6,254	-	6,254	-	-	-	6,254
General and administrative expenses	(20,459)	(20,744)	(41,203)	112	-	226	(40,865)
Selling expenses	(25,123)	(11,961)	(37,084)	95	-	692	(36,297)
Other operating results, net	14,132	(4,052)	10,080	(15)	313	(98)	10,280
Management fees	-	-	-	-	(884)	-	(884)
Profit / (loss) from operations	37,241	(268,495)	(231,254)	(569)	(1,401)	-	(233,224)
Share of profit / (loss) of associates and joint ventures	1,106	28,272	29,378	302	-	-	29,680
Segment profit / (loss)	38,347	(240,223)	(201,876)	(267)	(1,401)	-	(203,544)

Reportable assets	726,619	1,559,427	2,286,046	4,311	-	695,567	2,985,924
Reportable liabilities (*)	-	-	-	-	-	(1,651,441)	(1,651,441)
Net reportable assets	726,619	1,559,427	2,286,046	4,311	-	(955,874)	1,334,483

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Below is a summarized analysis of the lines of business of the Group for the period ended March 31, 2023:

	03.31.2023
	Agricultural business (I)	Urban Properties and Investment business (II)	Total segment information	Joint ventures (i)	Adjustments (ii)	Elimination of inter-segment transactions and non-reportable assets / liabilities (iii)	Total Statement of Income and Other Comprehensive Income/ Financial Position
Revenues	221,656	168,834	390,490	(977)	41,113	(2,094)	428,532
Costs	(182,803)	(30,277)	(213,080)	462	(41,864)	-	(254,482)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	(3,270)	-	(3,270)	-	-	672	(2,598)
Changes in the net realizable value of agricultural products after harvest	(1,598)	-	(1,598)	-	-	-	(1,598)
Gross profit / (loss)	33,985	138,557	172,542	(515)	(751)	(1,422)	169,854
Net loss from fair value adjustment of investment properties	(287)	(138,044)	(138,331)	3,392	-	-	(134,939)
Gain from disposal of farmlands	2,670	-	2,670	-	-	-	2,670
General and administrative expenses	(18,525)	(29,354)	(47,879)	144	-	414	(47,321)
Selling expenses	(21,080)	(11,376)	(32,456)	60	-	1,126	(31,270)
Other operating results, net	(1,621)	(18,664)	(20,285)	(74)	382	(94)	(20,071)
Management fees	-	-	-	-	(9,048)	-	(9,048)
(Loss) / profit from operations	(4,858)	(58,881)	(63,739)	3,007	(9,417)	24	(70,125)
Share of (loss) / profit of associates and joint ventures	(3,165)	7,466	4,301	(2,114)	-	(9)	2,178
Segment (loss) / profit	(8,023)	(51,415)	(59,438)	893	(9,417)	15	(67,947)

Reportable assets	693,340	1,995,222	2,688,562	(12,098)	-	611,556	3,288,020
Reportable liabilities (*)	-	-	-	-	-	(1,830,903)	(1,830,903)
Net reportable assets	693,340	1,995,222	2,688,562	(12,098)	-	(1,219,347)	1,457,117

(i)
Represents the equity value of joint ventures that were proportionately consolidated for information by segment purposes.
(ii)
Includes ARS (830) and ARS (751) corresponding to Expenses and FPC as of March 31, 2024 and 2023, respectively, and ARS 884 and ARS 9,048 to management fees, as of March 31, 2024 and 2023.
(iii)
Includes deferred income tax assets, income tax and MPIT credits, trade and other receivables, investment in financial assets, cash and cash equivalents and intangible assets except for rights to receive future units under barter agreements.
(*)
The CODM focuses its review on reportable assets.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

(I)
Agriculture line of business

The following tables present the reportable segments of the agriculture line of business:

	03.31.2024
	Agricultural production	Land transformation and sales	Corporate	Others	Total Agricultural business
Revenues	163,884	-	-	74,677	238,561
Costs	(138,555)	(146)	-	(45,721)	(184,422)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	5,295	-	-	-	5,295
Changes in the net realizable value of agricultural products after harvest	3,047	-	-	-	3,047
Gross profit / (loss)	33,671	(146)	-	28,956	62,481
Net loss from fair value adjustment of investment properties	-	(44)	-	-	(44)
Gain from disposal of farmlands	-	6,254	-	-	6,254
General and administrative expenses	(11,959)	(37)	(2,665)	(5,798)	(20,459)
Selling expenses	(17,164)	(82)	-	(7,877)	(25,123)
Other operating results, net	6,373	3,876	-	3,883	14,132
Profit / (loss) from operations	10,921	9,821	(2,665)	19,164	37,241
Share of profit / (loss) of associates and joint ventures	2,783	-	-	(1,677)	1,106
Segment profit / (loss)	13,704	9,821	(2,665)	17,487	38,347

Investment properties	-	69,468	-	-	69,468
Property, plant and equipment	430,554	1,067	-	3,035	434,656
Investments in associates	7,901	-	-	1,567	9,468
Other reportable assets	165,431	6,075	-	41,521	213,027
Reportable assets	603,886	76,610	-	46,123	726,619

	03.31.2023
	Agricultural production	Land transformation and sales	Corporate	Others	Total Agricultural business
Revenues	154,512	-	-	67,144	221,656
Costs	(140,094)	(202)	-	(42,507)	(182,803)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	(3,270)	-	-	-	(3,270)
Changes in the net realizable value of agricultural products after harvest	(1,598)	-	-	-	(1,598)
Gross profit / (loss)	9,550	(202)	-	24,637	33,985
Net loss from fair value adjustment of investment properties	-	(287)	-	-	(287)
Gain from disposal of farmlands	-	2,670	-	-	2,670
General and administrative expenses	(9,732)	(31)	(3,343)	(5,419)	(18,525)
Selling expenses	(15,022)	(19)	-	(6,039)	(21,080)
Other operating results, net	361	(3,444)	-	1,462	(1,621)
(Loss) / profit from operations	(14,843)	(1,313)	(3,343)	14,641	(4,858)
Share of loss of associates and joint ventures	(803)	-	-	(2,362)	(3,165)
Segment (loss) / profit	(15,646)	(1,313)	(3,343)	12,279	(8,023)

Investment properties	-	96,005	-	-	96,005
Property, plant and equipment	365,505	1,862	-	3,184	370,551
Investments in associates	5,206	-	-	3,223	8,429
Other reportable assets	165,399	9,798	-	43,158	218,355
Reportable assets	536,110	107,665	-	49,565	693,340

Véase nuestro informe de fecha 11/11/22
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

(II)
Urban properties and investments line of business

Below is a summarized analysis of the lines of business of Group’s in the urban properties and investments line of business:

	03.31.2024
	Shopping Malls	Offices	Sales and developments	Hotels	Others	Total
Revenues	113,210	10,766	7,370	43,607	2,283	177,236
Costs	(6,497)	(580)	(4,158)	(18,205)	(1,798)	(31,238)
Gross profit	106,713	10,186	3,212	25,402	485	145,998
Net loss from fair value adjustment of investment properties (i)	(13,282)	(113,238)	(251,179)	-	(37)	(377,736)
General and administrative expenses	(14,292)	(1,354)	(5,658)	(6,056)	6,616	(20,744)
Selling expenses	(5,837)	(288)	(2,542)	(2,866)	(428)	(11,961)
Other operating results, net	(1,279)	(103)	(3,107)	(834)	1,271	(4,052)
Profit / (Loss) from operations	72,023	(104,797)	(259,274)	15,646	7,907	(268,495)
Share of profit of associates and joint ventures	-	-	-	-	28,272	28,272
Segment profit / (loss)	72,023	(104,797)	(259,274)	15,646	36,179	(240,223)

Investment and trading properties	572,683	227,432	572,191	-	2,263	1,374,569
Property, plant and equipment	1,819	289	(16,012)	28,642	2,583	17,321
Investment in associates and joint ventures	-	-	-	-	117,922	117,922
Other reportable assets	898	708	45,620	574	1,815	49,615
Reportable assets	575,400	228,429	601,799	29,216	124,583	1,559,427

(i)
For the nine-month period ended March 31, 2024, the net loss from fair value adjustment of investment properties was ARS 377,736. The net impact of the values in pesos of our properties was mainly a consequence of the change in macroeconomic conditions:

Level 2:

(a)
The value of our office buildings and other rental properties measured in real terms decreased by 36.11% during the nine-month period ended as of March 31, 2024, due to the variation of the implicit exchange rate which was well below inflation. Likewise, there is an impact for the sales of the period.

Level 3:

(b)
loss of ARS 26,001 as a consequence of the variation in the projected income growth rate increase and the conversion to dollars of the projected cash flow in pesos according to the exchange rate estimates used in the cash flow from shopping malls.
(c)
positive impact of ARS 387,521 resulting from the conversion into pesos of the value of the shopping malls in dollars based on the exchange rate at the end of the period.
(d)
a decrease of 2 basis points in the discount rate used for cash flows and a decrease of 24 basis points in the discount rate used for perpetuity, mainly due to a decrease in the country-risk rate component and risk-free rate of the WACC discount rate used to discount the cash flow, which led to an increase in the value of the shopping malls of ARS 17,260.

Additionally, due to the impact of the inflation adjustment, ARS 1,216,125 were reclassified for shopping malls from “Net gain from fair value adjustment” to “Inflation Adjustment” in the Statement of Income and Other Comprehensive Income.

	03.31.2023
	Shopping Malls	Offices	Sales and developments	Hotels	Others	Total
Revenues	108,886	11,279	10,666	35,874	2,129	168,834
Costs	(7,513)	(935)	(2,901)	(17,202)	(1,726)	(30,277)
Gross profit	101,373	10,344	7,765	18,672	403	138,557
Net loss from fair value adjustment of investment properties	(40,796)	(18,307)	(78,611)	-	(330)	(138,044)
General and administrative expenses	(14,297)	(1,854)	(5,283)	(5,434)	(2,486)	(29,354)
Selling expenses	(5,240)	(221)	(3,297)	(2,370)	(248)	(11,376)
Other operating results, net	(927)	(151)	(2,219)	(442)	(14,925)	(18,664)
Profit / (Loss) from operations	40,113	(10,189)	(81,645)	10,426	(17,586)	(58,881)
Share of profit of associates and joint ventures	-	-	-	-	7,466	7,466
Segment profit / (loss)	40,113	(10,189)	(81,645)	10,426	(10,120)	(51,415)

Investment and trading properties	580,768	378,052	861,496	-	2,541	1,822,857
Property, plant and equipment	1,482	11,178	16,089	29,172	2,769	60,690
Investment in associates and joint ventures	-	-	-	-	85,238	85,238
Other reportable assets	1,253	1,074	21,728	524	1,858	26,437
Reportable assets	583,503	390,304	899,313	29,696	92,406	1,995,222

Véase nuestro informe de fecha 11/11/22
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

7.
Investments in associates and joint ventures

Changes in the Group’s investments in associates and joint ventures for the nine-month period ended March 31, 2024 and for the year ended June 30, 2023 were as follows:

	03.31.2024	06.30.2023
Beginning of the period/ year	124,336	120,985
Share capital increase and contributions (Note 27)	-	171
Sale of interest in joint ventures (Note 27)	(22,022)	-
Share of profit	29,680	4,944
Other comprehensive income	404	158
Dividends (Note 27)	(498)	(1,999)
Others	-	77
End of the period/ year (i)	131,900	124,336

(i)
As of March 31, 2024 includes ARS (11) and as of June 30, 2023 includes ARS (3) reflecting interests in companies with negative equity, which were disclosed in “Provisions” (see Note 19).

Below is additional information about the Group’s investments in associates and joint ventures:

	% ownership interest		Value of Group's interest in equity		Group's interest in comprehensive income
Name of the entity	03.31.2024	06.30.2023	03.31.2024	06.30.2023	03.31.2024	03.31.2023

New Lipstick	49.96%	49.96%	1,011	761	74	(23)
BHSA	29.91%	29.91%	98,118	74,947	23,171	5,667
GCDI (2)	27.39%	27.82%	2,644	6,001	(3,230)	(582)
Quality (1)	-	50.00%	-	21,896	-	(2,552)
La Rural S.A.	50.00%	50.00%	10,272	3,804	6,467	2,432
Other associates and joint ventures	N/A	N/A	19,855	16,927	3,602	(2,764)
Total associates and joint ventures			131,900	124,336	30,084	2,178

				Last financial statement issued
Name of the entity	Location of business / Country of incorporation	Main activity	Common shares 1 vote	Share capital (nominal value)	(Loss)/ profit for the period	Shareholders' equity
New Lipstick	U.S.	Real estate	23,631,037	(*) 47	(*) (2)	(*) (46)
BHSA	Argentina	Financing	448,689,072	(**) 1,500	(**) 77,461	(**) 320,860
GCDI (2)	Argentina	Real estate	250,713,162	915	(10,557)	9,653
La Rural S.A.	Argentina	Organization of events	715	1	13,077	20,000

(*) Amounts expressed in dollars under USGAAP.
(**)
Information as of March 31, 2024 according to NIIF.
(1)
The interest held in Quality S.A. was sold on August 31, 2023. See Note 4 to these financial statements.
(2)
See Note 8 to the annual consolidated financial statements as of June 30, 2023.

Arcos del Gourmet S.A. (“Arcos” or “AGSA”)

ARCOS DEL GOURMET SA AND ANOTHER V. EN-AABE KNOWLEDGE PROCESS (CAF 030002/2015)

(i): This process was initiated on June 18, 2015, by AGSA to raise the nullity of the revocation of the contract for the readjustment of the use and exploitation concession, established by Resolution No. 170/2014 by the Agencia de Administración de Bienes del Estado (State Assets Administration Office, or AABE in Spanish). Evidence was produced, and arguments were presented.

On August 24, 2022, the Court rejected the lawsuit filed by Arcos del Gourmet SA, with costs. On August 26, 2022, Arcos del Gourmet S.A. appealed the final judgment issued in the case. On September 19, 2023, Chamber V of the Federal Administrative Litigation Court issued a judgment rejecting the appeal filed by Arcos del Gourmet SA.

The judgment of the Court was appealed to the Supreme Court of Justice of the Nation through an extraordinary federal appeal filed on October 17, 2023. The federal extraordinary appeal was denied by the Chamber on March 14, 2024. AGSA filed an appeal in fact within the terms of articles 282 and 285 CPCCN before the Supreme Court of Justice of the Nation. The legal advisors of the Company believe that this appeal has reasonable prospects of success, as there is federal subject matter to enable the intervention of the Supreme Court.

Véase nuestro informe de fecha 11/11/22
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

(i.a.) INCIDENT NO. 1 - PLAINTIFF: ARCOS DEL GOURMET SA DEFENDANT: EN-AABE AND OTHERS REGARDING A PRECAUTIONARY MEASURE (CAF 030002/2015/1)

On March 1, 2019, a request was made for the issuance of a precautionary measure aimed at "ordering AABE to suspend any judicial or administrative eviction procedure, by which it intends to forcibly execute Resolution AABE No. 170/2014, until a final judgment is issued in the nullity lawsuit brought on its basis", particularly the case titled "Playas Ferroviarias de Buenos Aires SA v. Arcos del Gourmet SA regarding Eviction Law 17,901" (File No. CAF 47454/2018). On May 6, 2021, an extension of the precautionary measure was granted. Against this resolution, Playas Ferroviarias and AABE filed an appeal. On September 7, 2021, the Chamber ruled in favor of the appeals filed by AABE and Playas Ferroviarias. Against this resolution, AGSA filed an extraordinary federal appeal on September 21, 2021. On November 17, 2021, the Chamber issued a judgment denying the extraordinary appeal filed by AGSA with costs, arguing that the attempted appeal was not directed at a final judgment or equivalent resolution.

ARCOS DEL GOURMET SA V. ADMINISTRACION DE INFRAESTRUCTURAS FERROVIARIAS SOC DEL ESTADO (ADIF) CONSIGNMENT LAWSUIT (CCF 001461/2015)

On April 8, 2015, AGSA initiated this lawsuit since AGSA was not allowed to pay the March 2015 canon corresponding to the Readjustment Contract of Use and Exploitation that Arcos agreed with ADIF. To date, all the canons that have been accrued to date have been judicially deposited - and those amounts invested in fixed-term deposits. On November 17, 2017, ADIF answered the lawsuit. The trial opened for evidence on March 21, 2019, which was produced, and arguments were presented in December 2022. Subsequently, at the time of requesting the issuance of a judgment, the court - as a measure to better provide - ordered the issuance of various letters rogatory to courts where issues related to the concession contract are being litigated, which were responded. Since these issues are still unresolved, the issuance of the final judgment was deferred.

PLAYAS FERROVIARIAS DE BUENOS AIRES SA V. ARCOS DEL GOURMET SA EVICTION LAW 17.091 (CAF 047454/2018)

On June 14, 2018, Playas Ferroviarias de Buenos Aires S.A. initiated an eviction process against AGSA. On February 13, 2019, it was decided to accumulate the eviction process with the nullity action promoted by AGSA (referred to in the preceding 1.A). On May 11, 2022, the Court ruled to decree the immediate eviction of AGSA and/or occupants and/or intruders of the properties. At the same time, it ordered Playas Ferroviarias de Buenos Aires S.A. to make arrangements to ensure the continuity of the commercial activities of the sub-lessees and the employment sources they employ and, for at least 6 months, the values agreed upon with the current concessionaire must be maintained. The next day, AGSA appealed. Finally, on July 13, 2022, the Prosecutor published the opinion. As a result of the opinion, Chamber V ordered the transfer of the case to judgment. Chamber V issued its judgment on September 19, 2023, rejecting the appeal filed by AGSA and confirming the judgment of the lower court. Against this judgment, AGSA filed an extraordinary federal appeal. The federal extraordinary appeal was denied by the Chamber on March 14, 2024. AGSA lodged a factual appeal under the terms of articles 282 and 285 of the CPCCN to the Supreme Court of Justice of the Nation. The legal advisors of the Company believe that this appeal has reasonable prospects of success, as there is federal subject matter to enable the intervention of the Supreme Court.

Véase nuestro informe de fecha 11/11/22
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

FEDERACION DE COMERCIO E INDUSTRIA DE LA CIUDAD DE BUENOS AIRES (FECOBA) and others V. GCBA and others on protective petition (CAYT 68795/2013-0)

Federación de Comercio e Industria de la Ciudad de Buenos Aires (Federation of Commerce and Industry of the City of Buenos Aires, or FECOBA in Spanish) argued that the project executed in DISTRICT ARCOS did not have the necessary environmental approvals and did not comply with zoning guidelines. It also requested a precautionary measure, which was admitted and caused the opening to the public to be delayed until December 18, 2014, which now operates normally. In the main process, after the filing of several procedural appeals, Chamber III of the Appeals Court issued a judgment on February 14, 2019, as follows: AGSA and GCBA were convicted, with AGSA being required to allocate at least 23,319.41 square meters for public use and utility with unrestricted access and special and preferential allocation to the generation of new park-like green spaces - located wholly or partially on the property subject to the lawsuit (Distrito Arcos) or adjacent lands. In case the company cannot allocate the entire land fraction to the City of Buenos Aires, then it must pay, after a valuation, the necessary amount of money so that the Administration proceeds to search for a property to fulfill the purpose established during the term of the concession contract. If none of the mentioned alternatives are carried out by AGSA, the demolition of the necessary works on the property to comply with the stipulated in the Urban Planning Code (art. 3.1.2) would be ordered. Subsequently, within the framework of the appeal for constitutional review denied filed by AGSA against the aforementioned judgment, the Superior Court of Justice ruled that the demolition of the works carried out on the property where the "Distrito Arcos" Shopping Center is currently located, as ordered by the Chamber, is not appropriate, confirming the rest of the sentence. Our legal advisors are analyzing the procedural steps to follow.

8.
Investment properties

Changes in the Group’s investment properties for the nine-month period ended March 31, 2024 and for the year ended June 30, 2023 were as follows:

	03.31.2024		06.30.2023
	Level 2	Level 3	Level 2	Level 3
Fair value at the beginning of the period/ year	1,282,901	554,331	1,470,539	572,410
Additions	3,108	4,827	10,395	8,495
Disposals	(33,327)	-	(81,339)	-
Transfers	(37,955)	(6)	10,189	2,764
Net loss from fair value adjustment	(374,317)	(3,401)	(132,488)	(29,445)
Additions of capitalized leasing costs	6	58	42	160
Amortization of capitalized leasing costs (i)	(95)	(105)	(57)	(53)
Currency translation adjustment	2,137	-	5,620	-
Fair value at the end of the period/ year	842,458	555,704	1,282,901	554,331

(i) Amortization charges of capitalized leasing costs were included in “Costs” in the Statement of Income and Other Comprehensive Income (Note 24).

The following is the balance by type of investment property of the Group as of March 31, 2024 and June 30, 2023:

	03.31.2024	06.30.2023
Leased out farmland	69,468	82,278
Offices and other rental properties	237,603	383,884
Shopping malls (i)	572,679	581,468
Undeveloped parcels of land	516,531	787,725
Properties under development	1,881	1,877
Total	1,398,162	1,837,232

(i)
Includes parking spaces.

Véase nuestro informe de fecha 11/11/22
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

The following amounts have been recognized in the Statement of Income and Other Comprehensive Income:

	03.31.2024	03.31.2023
Revenues	172,080	167,742
Direct operating expenses	(51,700)	(54,639)
Development expenses	(850)	(589)
Net unrealized loss from fair value adjustment of investment property (i)	(399,278)	(172,822)
Net realized gain from fair value adjustment of investment property (ii)	21,560	37,883

(i)
It includes the result from changes in the fair value of those investment properties that are in the portfolio and have not yet been sold. It has been generated in accordance with what is described in the section called "valuation techniques".
(ii)
As of March 31, 2024 corresponds (ARS 14,092) to the realized result from fair value adjustment for the period ((ARS 15,409) for the Ezpeleta land plot barter agreement, ARS 6,238 for the sale of floors in the “261 Della Paolera” building, (ARS 4,862) for the sale of Maple Building, (ARS 51) for the sale of parking spaces located at 1020 Madero Avenue and (ARS 8) for the sale of parking spaces in Libertador 498) and ARS 35,652 for realized result from fair value adjustment made in previous years (ARS 16,776 for the Ezpeleta land plot barter agreement, ARS 12,521 for the sale of floors in the “261 Della Paolera” building, ARS 6,031 for the sale of Maple Building, ARS 153 for the sale of parking spaces located at 1020 Madero Avenue and ARS 171 for the sale of parking spaces in Libertador 498). As of March 31, 2023, ARS 1,396 corresponds to the result for changes in the fair value realized for the period ((ARS 182) for the sale of parking spaces in Libertador 498 and ARS 1,578 for the sale of floors in the “261 Della Paolera” building) and ARS 36,487 for the result of changes in fair value made in previous years (ARS 454 for the sale of parking spaces in Libertador 498 and ARS 36,033 for the sale of floors in the “261 Della Paolera” building).

Valuation techniques are described in Note 9 to the Annual Financial Statements. There were no changes to such techniques.

Costa Urbana –former Solares de Santa María– Costanera Sur, Buenos Aires City (IRSA)

On December 21, 2021, it was published the law from Buenos Aires City congress approving the Regulations for the development of the property of approximately 70 hectares, owned by the Company since 1997, previously known as "Solares de Santa María", located in front of the Río de la Plata in the South Coast of the Autonomous City of Buenos Aires, southeast of Puerto Madero. The published law grants a New Standard, designated: "U73 - Public Park and Costa Urbana Urbanization", which enables the combination of diverse uses such as homes, offices, retail, services, public spaces, education, and entertainment.

IRSA will have a construction capacity of approximately 866,806 sqm, which will drive growth for the coming years through the development of mixed-use projects.

IRSA agreed to give in 50.8 hectares for public use, which represents approximately 71% of the total area of the property to the development of public green spaces and will contribute with three additional lots of the property, two for the Sustainable Urban Development Fund (FODUS) and one for the Innovation Trust, Science and Technology of the Government of the Autonomous City of Buenos Aires, and the sum of USD 2 million in cash and the amount of 3,000,000 sovereign bonds (AL35) which have already been paid.

In March 2023, Mensura was approved with a proposal for subdivision, fractioning, transfer of streets and public space and we are in the process of deeding the 3 plots and the public park sector that is transferred for consideration.

Likewise, the Company will be in charge of the infrastructure and road works on the property and will carry out the public space works contributing up to USD 40 million together with the maintenance of the public spaces assigned for 10 years or until the sum of USD 10 million is completed.

“Costa Urbana” will change the landscape of Buenos Aires City, giving life to an undeveloped area and will be in an exceptional property due to its size, location and connectivity, providing the City the possibility of expanding and recovering access to the Río de la Plata coast with areas for walks, recreation, green spaces, public parks and mixed uses.

Véase nuestro informe de fecha 11/11/22
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

On the judicial front, it should be noted that there are two (2) related judicial processes:

(i)
On October 29, 2021, IRSA was notified of the amparo lawsuit initiated by the Civil Association Observatory of Law in the City in relation to the property, in which it was stated that there were nullities that affected the approval process of the Agreement. Urban Planning (CU). The lawsuit was subsequently expanded, also challenging issues proposed in the CU. IRSA proceeded to answer the claim on November 12, 2021, requesting its rejection, and on March 10, 2022, the court issued a ruling partially granting protection, which was appealed by the Company and the GCBA. On March 6, 2023, the Chamber of Administrative, Tax and Consumer Relations Litigation - Chamber IV decided to revoke the first instance ruling, and consequently reject the claim. Since this ruling was not appealed, the case has concluded favorably for the Company.

(ii)
On October 18, 2023, IRSA was notified of the amparo lawsuit initiated by Messrs. Jonatan Baldiviezo and María Eva Koutsovitis in relation to the property, in which they intend to suspend the holding of the public hearing (which took place in August 2021), extend the registration period for the aforementioned hearing and declare the nullity of the public hearing, in the event that it had already been carried out, based on alleged violations of the right to informed participation in the same and access to environmental information. In this regard, IRSA answered the complaint on November 1, 2023, requesting its rejection. This is based on the fact that the issue was already partially resolved by the trial referred to in point (i), and that all the relevant information for carrying out the approval process of the Urban Planning Agreement was fully provided. The environmental issues of the project must be addressed at the corresponding stage, as established by Law 123. On November 8, 2023, the Public Prosecutor's Office issued an opinion recommending that the action be rejected. On February 26, the Court dismissed the attempted amparo action. Since said sentence was not appealed, the case has concluded favorably for IRSA.

9.
Property, plant and equipment

Changes in the Group’s property, plant and equipment for the nine-month period ended March 31, 2024 and for the year ended June 30, 2023 were as follows:

	Owner occupied farmland	Bearer plant (iii)	Buildings and facilities	Machinery and equipment	Others (i)	03.31.2024	06.30.2023
Costs	397,045	31,909	101,366	34,425	20,447	585,192	515,203
Accumulated depreciation	(33,889)	(18,102)	(34,889)	(31,044)	(11,175)	(129,099)	(113,725)
Net book amount at the beginning of the period / year	363,156	13,807	66,477	3,381	9,272	456,093	401,478
Additions	16,126	4,482	4,428	1,236	1,866	28,138	80,656
Disposals	(929)	-	(10,593)	(6)	(157)	(11,685)	(23,317)
Currency translation adjustment	14,124	272	347	(18)	263	14,988	20,710
Transfers	17,162	(57)	702	8	(702)	17,113	(8,060)
Transfers to assets held for sale	(6,196)	-	-	-	-	(6,196)	-
Depreciation charges (ii)	(5,435)	(3,401)	(3,194)	(1,066)	(1,213)	(14,309)	(15,374)
Balances at the end of the period / year	398,008	15,103	58,167	3,535	9,329	484,142	456,093
Costs	437,332	36,606	96,250	35,645	21,717	627,550	585,192
Accumulated depreciation	(39,324)	(21,503)	(38,083)	(32,110)	(12,388)	(143,408)	(129,099)
Net book amount at the end of the period / year	398,008	15,103	58,167	3,535	9,329	484,142	456,093

(i)
Includes furniture and fixtures and vehicles.
(ii)
As of March 31, 2024, the depreciation charge has been charged to the line "Costs" for ARS 2,764, "General and administrative expenses" for ARS 1,293 and "Selling expenses" for ARS 223, in the Statement of Income and Other Comprehensive Income (Note 24), ARS 10,029 were capitalized as part of the cost of biological assets.
(iii)
Corresponds to the plantation of sugarcane with a useful life of more than one year.

Véase nuestro informe de fecha 11/11/22
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

10.
Trading properties

Changes in the Group’s trading properties for the nine-month period ended March 31, 2024 and for the year ended June 30, 2023 were as follows:

	Completed properties	Properties under development	Undeveloped properties	03.31.2024	06.30.2023
Beginning of the period / year	1,860	10,165	7,337	19,362	21,848
Additions	-	390	48	438	993
Currency translation adjustment	-	393	-	393	47
Transfers	-	-	-	-	(1,354)
Disposals	(60)	(2,352)	-	(2,412)	(2,172)
End of the period / year	1,800	8,596	7,385	17,781	19,362

Non-current				17,373	18,911
Current				408	451
Total				17,781	19,362

11.
Intangible assets

Changes in the Group’s intangible assets for the nine-month period ended March 31, 2024 and for the year ended June 30, 2023 were as follows:

	Goodwill	Information systems and software	Future units to receive under barter transactions and others	03.31.2024	06.30.2023
Costs	4,121	13,220	32,370	49,711	45,705
Accumulated amortization	-	(11,466)	(7,013)	(18,479)	(16,780)
Net book amount at the beginning of the period / year	4,121	1,754	25,357	31,232	28,925
Additions	10	1,186	6,816	8,012	5,143
Disposals	-	-	(200)	(200)	(574)
Transfers	-	-	23,120	23,120	(625)
Currency translation adjustment	15	20	-	35	62
Amortization charges (i)	-	(797)	(154)	(951)	(1,699)
Balances at the end of the period / year	4,146	2,163	54,939	61,248	31,232
Costs	4,146	14,426	62,106	80,678	49,711
Accumulated amortization	-	(12,263)	(7,167)	(19,430)	(18,479)
Net book amount at the end of the period / year	4,146	2,163	54,939	61,248	31,232

(i)
As of March 31, 2024, amortization charge was recognized in the amount of ARS 342 under "Costs" and in the amount of ARS 609 under "General and administrative expenses" in the Statement of Income and Other Comprehensive Income (Note 24).

12.
Right of use assets

The Group’s right-of-use assets as of March 31, 2024 and June 30, 2023 are the following:

	03.31.2024	06.30.2023
Farmland	49,294	47,738
Convention center	7,410	7,765
Offices, shopping malls and other buildings	4,525	2,586
Machinery and equipment	1,836	631
Right-of-use assets	63,065	58,720
Non-current	63,065	58,720
Total	63,065	58,720

The depreciation charge of the right of use assets is detailed below:

	03.31.2024	03.31.2023
Farmland	6,983	10,553
Convention center	353	324
Offices, shopping malls and other buildings	852	383
Machinery and equipment	479	201
Depreciation charge of right-of-use assets (i)	8,667	11,461

(i)
As of March 31, 2024, the amortization charge has been allocated ARS 636 within "Costs", ARS 322 in "General and administrative expenses" and ARS 247 in “Selling expenses” in the Statement of Income and Other Comprehensive Income (Note 24), ARS 7,462 were capitalized as part of the cost of biological assets.

Véase nuestro informe de fecha 11/11/22
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

13.
Biological assets

Changes in the Group’s biological assets and their allocation to the fair value hierarchy for the nine-month period ended March 31, 2024 and for the year ended June 30, 2023 were as follows:

	Agricultural business
	Sown land-crops		Sugarcane fields	Breeding cattle and cattle for sale (i)	Other cattle (i)	Others	03.31.2024	06.30.2023
	Level 1	Level 3	Level 3	Level 2	Level 2	Level 1
Net book amount at the beginning of the period / year	27,873	5,437	19,635	33,905	526	358	87,734	103,233
Purchases	-	-	-	5,447	6	-	5,453	3,668
Transfers	(1,087)	1,087	-	-	-	-	-	-
Initial recognition and changes in the fair value of biological assets	-	12,412	(3,620)	(2,975)	(191)	-	5,626	(4,220)
Decrease due to harvest	-	(93,931)	(31,275)	-	-	-	(125,206)	(220,490)
Sales	-	-	-	(12,358)	(29)	-	(12,387)	(14,350)
Consumes	-	-	-	(56)	(2)	(60)	(118)	(177)
Costs for the period / year	11,663	105,106	30,499	11,772	-	8	159,048	216,656
Currency translation adjustment	5,736	(2,038)	484	194	-	-	4,376	3,414
Balances at the end of the period / year	44,185	28,073	15,723	35,929	310	306	124,526	87,734
Non-current (Production)	-	-	-	27,240	213	304	27,757	29,156
Current (Consumable)	44,185	28,073	15,723	8,689	97	2	96,769	58,578
Net book amount at the end of the period / year	44,185	28,073	15,723	35,929	310	306	124,526	87,734

(i)
Biological assets with a production cycle of more than one year (that is, cattle) generated “Initial recognition and changes in fair value of biological assets” amounting to ARS (3,166) and ARS (17,200) for the nine-month period ended March 31, 2024 and for the fiscal year ended June 30, 2023, respectively; amounts of ARS (235) and ARS (10,704), was attributable to price changes, and amounts of ARS (2,931) and ARS (6,496), was attributable to physical changes, respectively.

During the nine-month period ended March 31, 2024, there were transfers for ARS 1,087 between the fair value hierarchies 1 and 3 of sown land-crops. Likewise, there were no reclassifications among their respective categories.

The fair value less estimated point of sale costs of agricultural produce at the point of harvest (which have been harvested during the period/year) amount to ARS 117,518 and ARS 212,436 for the nine-month period ended March 31, 2024 and the year ended June 30, 2023, respectively.

See information on valuation processes used by the entity in Note 14 to the Annual Financial Statements.

As of March 31, 2024, and June 30, 2023, the better and maximum use of biological assets shall not significantly differ from the current use.

Capitalized cost of production as of March 31, 2024 and 2023 are as follows:

	03.31.2024	03.31.2023

Supplies and labors	121,266	149,450
Salaries, social security costs and other personnel expenses	7,988	6,578
Depreciation and amortization	17,492	17,501
Fees and payments for services	479	345
Maintenance, security, cleaning, repairs and others	1,136	1,043
Taxes, rates and contributions	129	221
Leases and service charges	79	54
Freights	868	1,133
Travelling, library expenses and stationery	854	842
Other expenses	8,757	15,141
	159,048	192,308

Véase nuestro informe de fecha 11/11/22
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

14.
Inventories

Breakdown of Group’s inventories as of March 31, 2024 and June 30, 2023 are as follows:

	03.31.2024	06.30.2023
Crops	40,344	40,396
Materials and supplies	40,642	46,761
Sugarcane	1,237	633
Agricultural inventories	82,223	87,790
Supplies for hotels	574	626
Total inventories	82,797	88,416

15.
Financial instruments by category

Determining fair values

The present note shows the financial assets and financial liabilities by category of financial instrument and a reconciliation to the corresponding line in the Consolidated Statements of Financial Position, as appropriate. Financial assets and liabilities measured at fair value are assigned based on their different levels in the fair value hierarchy. For further information related to fair value hierarchy refer to Note 16 to the Annual Financial Statements.

Financial assets and financial liabilities as of March 31, 2024 are as follows:

		Financial assets at fair value through profit or loss
	Financial assets at amortized cost	Level 1	Level 2	Level 3	Subtotal financial assets	Non-financial assets	Total
March 31, 2024
Assets as per Statement of Financial Position
Trade and other receivables (excluding the allowance for doubtful accounts and other receivables) (Note 16)	227,578	38,532	-	-	266,110	71,415	337,525
Investment in financial assets:
- Public companies’ securities	-	16,150	-	-	16,150	-	16,150
- Bonds	-	42,327	-	-	42,327	-	42,327
- Mutual funds	-	71,837	86	-	71,923	-	71,923
- Others	4,753	15,589	-	332	20,674	-	20,674
Derivative financial instruments:
- Commodities options contracts	-	7,280	-	-	7,280	-	7,280
- Commodities futures contracts	-	390	-	-	390	-	390
- Bonds futures contracts	-	15	-	-	15	-	15
- Foreign-currency options contracts	-	694	-	-	694	-	694
- Foreign-currency future contracts	-	3,289	-	-	3,289	-	3,289
- Swaps	-	-	133	-	133	-	133
- Others	-	2,545	-	-	2,545	-	2,545
Restricted assets (i)	3,990	-	-	-	3,990	-	3,990
Cash and cash equivalents (excluding bank overdrafts):
- Cash on hand and at bank	45,325	-	-	-	45,325	-	45,325
- Short-term investments	-	58,328	-	-	58,328	-	58,328
Total assets	281,646	256,976	219	332	539,173	71,415	610,588

Véase nuestro informe de fecha 11/11/22
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

		Financial liabilities at fair value through profit or loss		Non-financial liabilities	Total
	Financial liabilities at amortized cost	Level 1	Subtotal financial liabilities
March 31, 2024
Liabilities as per Statement of Financial Position
Trade and other payables (Note 18)	160,355	-	160,355	88,339	248,694
Borrowings (Note 20)	775,970	-	775,970	-	775,970
Derivative financial instruments:
- Commodities options contracts	-	2,925	2,925	-	2,925
- Commodities futures contracts	-	1,842	1,842	-	1,842
- Foreign-currency options contracts	-	767	767	-	767
- Foreign-currency future contracts	-	106	106	-	106
- Swaps	-	23	23	-	23
Total liabilities	936,325	5,663	941,988	88,339	1,030,327

Véase nuestro informe de fecha 11/11/22
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Financial assets and financial liabilities as of June 30, 2023 were as follows:

		Financial assets at fair value through profit or loss
	Financial assets at amortized cost	Level 1	Level 2	Subtotal financial assets	Non-financial assets	Total
June 30, 2023
Assets as per Statement of Financial Position
Trade and other receivables (excluding the allowance for doubtful accounts and other receivables) (Note 16)	231,456	46,533	-	277,989	76,235	354,224
Investment in financial assets:
- Public companies’ securities	-	15,811	-	15,811	-	15,811
- Bonds	-	40,843	2,405	43,248	-	43,248
- Mutual funds	-	78,446	-	78,446	-	78,446
- Others	4,482	1,797	-	6,279	-	6,279
Derivative financial instruments:
- Commodities options contracts	-	655	-	655	-	655
- Commodities futures contracts	-	6,461	-	6,461	-	6,461
- Foreign-currency options contracts	-	864	-	864	-	864
- Foreign-currency future contracts	-	5,555	-	5,555	-	5,555
- Swaps	-	-	874	874	-	874
- Others	-	6,126	-	6,126	-	6,126
Restricted assets (i)	3,767	-	-	3,767	-	3,767
Cash and cash equivalents (excluding bank overdrafts):
- Cash on hand and at bank	29,033	-	-	29,033	-	29,033
- Short-term investments	-	92,975	-	92,975	-	92,975
Total assets	268,738	296,066	3,279	568,083	76,235	644,318

		Financial liabilities at fair value through profit or loss		Non-financial liabilities	Total
	Financial liabilities at amortized cost	Level 1	Subtotal financial liabilities
June 30, 2023
Liabilities as per Statement of Financial Position
Trade and other payables (Note 18)	193,428	-	193,428	96,854	290,282
Borrowings (Note 20)	821,144	-	821,144	-	821,144
Derivative financial instruments:
- Commodities options contracts	-	2,539	2,539	-	2,539
- Commodities futures contracts	46	1,051	1,097	-	1,097
- Foreign-currency future contracts	-	396	396	-	396
- Swaps	-	18	18	-	18
Total liabilities	1,014,618	4,004	1,018,622	96,854	1,115,476

(i)
Corresponds to deposits in guarantee and escrows.

The valuation models used by the Group for the measurement of Level 2 instruments are no different from those used as of June 30, 2023.

As of March 31, 2024, there have been no changes to the economic or business circumstances affecting the fair value of the financial assets and liabilities of the Group.

The Group uses a range of valuation models for the measurement of Level 2 and 3 instruments, details of which may be obtained from the following table. When no quoted prices are available in an active market, fair values (particularly with derivatives) are based on recognized valuation methods.

Description	Pricing model / method	Parameters	Fair value hierarchy	Range

Derivative financial instruments – Swaps	Theoretical price	Underlying asset price and volatility	Level 2	-
Purchase option – Warrant (Others)	Black & Scholes with dilution	Underlying asset price and volatility	Level 3	-

Véase nuestro informe de fecha 11/11/22
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

16.
Trade and other receivables

Group’s trade and other receivables as of March 31, 2024 and June 30, 2023 are as follows:

	03.31.2024	06.30.2023
Trade, leases and services receivable (*)	219,721	232,464
Less: allowance for doubtful accounts	(3,640)	(4,739)
Total trade receivables	216,081	227,725
Prepayments	40,348	41,715
Borrowings, deposits and others	31,128	29,873
Contributions pending integration	-	142
Guarantee deposits	67	35
Tax receivables	25,989	26,132
Others	20,272	23,863
Total other receivables	117,804	121,760
Total trade and other receivables	333,885	349,485

Non-current	90,703	105,632
Current	243,182	243,853
Total	333,885	349,485

(*) Includes field sales credits, which are revalued based on the soybean price at each balance sheet date. The related impact in the Statement of Income and Other Comprehensive income is presented within “Financial results, net.

The fair value of current trade and other receivables approximate their respective carrying amounts due to their short-term nature, as the impact of discounting is not considered significant.

Movements on the Group’s allowance for doubtful accounts were as follows:

	03.31.2024	06.30.2023
Beginning of the period/ year	4,739	6,931
Additions (i)	654	1,024
Recovery (i)	(171)	(414)
Currency translation adjustment	2,437	1,184
Used during the year	-	(11)
Inflation adjustment	(4,019)	(3,975)
End of the period/ year	3,640	4,739

(i) The additions and recovery of the allowance for doubtful accounts have been included in “Selling expenses” in the Statement of Income and Other Comprehensive Income (Note 24).

Véase nuestro informe de fecha 11/11/22
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

17.
Cash flow information

Following is a detailed description of cash flows generated by the Group’s operations for the nine-month periods ended March 31, 2024 and 2023:

	Note	03.31.2024	03.31.2023
(Loss) / Profit for the period		(25,646)	140,918
Adjustments for:
Income tax	21	(84,327)	(145,093)
Amortization and depreciation	24	6,635	6,202
Gain from disposal of trading properties		(3,418)	(7,641)
Loss from disposal of property, plant and equipment		1,601	2,113
Realization of currency translation adjustment		-	(1,343)
Net loss from fair value adjustment of investment properties		377,718	134,939
Loss from disposal of subsidiary and associates		1,210	-
Financial results, net		(123,122)	(37,914)
Provisions and allowances		(98)	30,037
Share of profit of associates and joint ventures	7	(29,680)	(2,178)
Management fees		884	9,048
Changes in net realizable value of agricultural products after harvest		(3,047)	1,598
Unrealized initial recognition and changes in fair value of biological assets and agricultural products at the point of harvest		(23,466)	(7,998)
Gain from disposal of farmlands		(6,254)	(2,670)
Changes in operating assets and liabilities:
Decrease in inventories		2,829	10,969
(Increase)/ decrease in trading properties		(217)	400
Decrease/ (increase) in biological assets		8,153	(167)
Decrease in trade and other receivables		12,963	39,834
Decrease in trade and other payables		(33,595)	(119,146)
Decrease in salaries and social security liabilities		(10,569)	(10,903)
Decrease in provisions		(331)	(140)
Decrease in lease liabilities		(5,238)	(7,377)
Net variation in derivative financial instruments		3,572	(593)
Decrease/ (increase) in right of use assets		2	(8)
Net cash generated from operating activities before income tax paid		66,559	32,887

Véase nuestro informe de fecha 11/11/22
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

The following table presents a detail of significant non-cash transactions occurred in the nine-month periods ended March 31, 2024 and 2023:

	03.31.2024	03.31.2023
Increase in investment properties through an increase in trade and other payables	-	109
Decrease in investment properties through an increase in property, plant and equipment	10,486	58
Currency translation adjustment and other comprehensive results from associates and joint ventures	4,445	1,174
Other changes in shareholders' equity	15,671	22,935
Increase of non-convertible notes through a decrease in non-convertible notes	-	196,743
Decrease in lease liabilities through a decrease in trade and other receivables	43	-
Decrease in property, plant and equipment through an increase in investment properties	7,232	13,812
Increase in shareholders' equity through an increase in investment properties	2,275	3,103
Increase in deferred income tax liabilities through a decrease in shareholders' equity	475	1,078
Decrease in trading properties through an increase in intangible assets	-	1,575
Decrease in property, plant and equipment through an increase in shareholders' equity	-	826
Decrease in investment properties through an increase in investment in financial assets	-	244
Decrease in investment in financial assets through a decrease in trade and other payables	-	1,152
Increase in investment in financial assets through a decrease in trade and other receivables	284	31
Increase in property, plant and equipment through an increase in trade and other payables	8,249	23,629
Decrease in property, plant and equipment through an increase in trade and other receivables	1,870	31
Increase in investment in financial assets through an increase in borrowings	1,382	-
Decrease in shareholders' equity through a decrease in investment in financial assets	-	9,698
Increase in right of use assets through an increase in lease liabilities	11,900	12,524
Increase in investment in associates and joint ventures through a decrease in trade and other receivables	-	93
Increase in intangible assets through a decrease in investment properties	23,120	-
Increase in intangible assets through an increase in trade and other payables	6,658	-
Decrease in investment in associates and joint ventures through an increase in trade and other receivables	1,136	-
Decrease in investment properties through an increase in trade and other receivables	2,509	-
Barter transaction investment properties	594	-
Decrease in shareholders' equity through an increase in trade and other payables	4,144	-
Increase in group of assets held for sale through a decrease in property, plant and equipment	6,075	-
Decrease in shareholders' equity through a decrease in trade and other receivables	3,512	5,310

Véase nuestro informe de fecha 11/11/22
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

18.
Trade and other payables

Group’s trade and other payables as of March 31, 2024 and June 30, 2023 were as follows:

	03.31.2024	06.30.2023
Trade payables	129,175	115,254
Advances from sales, leases and services (*)	50,090	51,454
Accrued invoices	9,433	12,298
Deferred income	413	456
Admission fees (*)	23,821	25,602
Deposits in guarantee	517	442
Total trade payables	213,449	205,506
Dividends payable to non-controlling interests	795	8,558
Tax payables	14,012	19,340
Director´s Fees	4,768	37,117
Management fees	884	9,797
Others	14,786	9,964
Total other payables	35,245	84,776
Total trade and other payables	248,694	290,282

Non-current	34,345	38,402
Current	214,349	251,880
Total	248,694	290,282

(*) Corresponds mainly to admission rights and rents collected in advance, which will accrue in an average term of 3 to 5 years.

19.
Provisions

The table below shows the movements in the Group's provisions categorized by type:

	Legal claims (iii)	Investments in associates and joint ventures (ii)	03.31.2024	06.30.2023
Beginning of period/ year	22,969	3	22,972	4,857
Additions (i)	5,233	-	5,233	25,414
Decreases (i)	(266)	-	(266)	(1,182)
Participation in the results	-	8	8	(48)
Inflation adjustment	(3,951)	-	(3,951)	(5,856)
Currency translation adjustment	7	-	7	35
Used during the period / year	(331)	-	(331)	(248)
End of period/ year	23,661	11	23,672	22,972

Non-current			20,139	20,259
Current			3,533	2,713
Total			23,672	22,972

(i)
Additions and recovery are included in "Other operating results, net".
(ii)
Corresponds to investments in Puerto Retiro as of March 31, 2024 and as of June 30, 2023. The increase and recovery is included in "Share of profit of associates and joint ventures "
(iii)
Contains the provision for the IDBD lawsuit.

There were no significant changes to the processes mentioned in Note 21 to the Annual Financial Statements.

Véase nuestro informe de fecha 11/11/22
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

IDBD

The Group lost control of IDBD on September 25, 2020.

On September 21, 2020, IDBD filed a lawsuit against Dolphin Netherlands B.V. (“Dolphin BV”) and IRSA before the Tel-Aviv Jaffa District Court (civil case no. 29694-09-20). The amount claimed by IDBD is NIS 140 million, alleging that Dolphin BV and IRSA breached an alleged legally binding commitment to transfer to IDBD 2 installments of NIS 70 million. On December 24, 2020, and following approval by the insolvency court, the IDBD trustee filed a motion to dismiss the claim, maintaining the right as IDBD trustee, to file a new inter alia claim in the same matter, after conduct an investigation into the reasons for IDBD's insolvency. On December 24, 2020, the court entered a judgment to dismiss the claim as requested. On October 31, 2021, the Insolvency Commissioner notified that he did not oppose the motion, and on that same date, the court affirmed the motion initiated by the trustee of IDBD.

On December 26, 2021 IDBD filed the lawsuit against Dolphin BV and IRSA for the sum of NIS 140 million, plus interest and costs.
On January 30, 2023, a copy of the lawsuit was sent to us and we evaluated the legal defense alternatives for the company's interests. Throughout the year 2023 and up to the present date, the legal process has continued as usual, and the Company has responded to all requests made to it.

On January 17, 2024, the Court dismissed the request for asset injunction and embargo on IRSA requested by IDBD. A hearing date has been set in the file dealing with the appeal of jurisdiction and the notification of the lawsuit. A hearing date has also been set in the main claim file, which is currently in the evidentiary stage.

The company is currently discussing the validity of the claim regarding its liability and, subsidiarily, rebutting the substantive arguments raised by IDBD. However, based on the analysis conducted by the Company's lawyers to date, a provision related to this claim has been recorded in accordance with applicable accounting standards. As of the issuance date of these condensed interim financial statements, the legal process is still ongoing.

20.
Borrowings

The breakdown and fair value of the Group’s borrowings as of March 31, 2024 and June 30, 2023 was as follows:

	Book value		Fair value
	03.31.2024	06.30.2023	03.31.2024	06.30.2023
Non-convertible notes	695,466	657,567	688,180	670,494
Bank loans	63,452	86,161	63,452	86,161
Bank overdrafts	6,207	61,967	6,207	61,967
Others	10,845	15,449	10,845	15,449
Total borrowings	775,970	821,144	768,684	834,071

Non-current	450,930	499,328
Current	325,040	321,816
Total	775,970	821,144

Véase nuestro informe de fecha 11/11/22
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Series XII Notes Redemption - IRSA

On December 28, 2023, IRSA notified the holders of Series XII Notes of the early redemption of all of them for a principal amount of UVA 53,784,674, which were outstanding and in circulation with maturity on March 31, 2024, in accordance with the terms and conditions detailed in the Offering Memorandum dated March 26, 2021. The redemption and payment were carried out on January 5, 2024. The redemption price was 100% of the face value of the Series XII Notes, plus accrued and unpaid interest, as of the date set for redemption.

Series XVIII and XIX Notes - IRSA

On February 28, 2024, IRSA issued Series XVIII and XIX Notes in the local market for a total amount of USD 52.6 million. Below are the main characteristics of the issuance:

●
Series XVIII: Denominated in dollars for USD 21.4 million at a fixed rate of 7.0%, with semi-annual payments. The principal will be paid at maturity on February 28, 2027. The price of issuance was 100.0% of the nominal value.

●
Series XIX: Denominated and payable in Argentina pesos for ARS 26,204 million at a variable interest rate BADLAR plus 0.99% spread, with quarterly payments. The principal will be paid at maturity on February 28, 2025. The price of issuance was 100.0% of the nominal value.

The funds will be used as defined in the issuance documents.

Series XLIII and XLIV Notes - CRESUD

On January 17, 2023, Cresud issued Notes XLIII and XLIV on the local market for a total amount of USD 64 million through the following instruments:

●
Series XLIII: Denominated and payable in Argentine pesos for ARS 19,886 million at a variable interest rate BADLAR plus 0% spread, with quarterly interests’ payments. The Capital amortization will be 100% at maturity, on January 17, 2025. The issuance price was 100.0% of the nominal value.

●
Series XLIV: Denominated in dollars for USD 39.8 million, with 6% interest rate and semiannual interests’ payments. The Capital amortization will be 100% at maturity, on January 17, 2027. The issuance price was 100.0% of the nominal value.

The funds were mainly used to refinance short-term liabilities and/or working capital, as defined in the issuance documents.

21.
Taxation

The details of the Group’s income tax, is as follows:

	03.31.2024	03.31.2023
Current income tax	(66,007)	52,008
Deferred income tax	150,334	93,085
Income tax from continuing operations	84,327	145,093

Below is a reconciliation between income tax recognized and the amount which would result from applying the prevailing tax rate on profit before income tax for the nine-month periods ended March 31, 2024 and 2023:

Véase nuestro informe de fecha 11/11/22
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

	03.31.2024	03.31.2023
Tax calculated at the tax rates applicable to profits in the respective countries	61,121	1,489
Permanent differences:
Share of profit of joint ventures and associates	(6,229)	(322)
Tax rate differential	(13,403)	(178)
Provision for unrecoverability of tax loss carry-forwards	(1,736)	(9,491)
Difference between affidavit and provision	(400)	15,507
Non-taxable profit, non-deductible expenses and others	16,684	59,565
Tax inflation adjustment	(48,237)	(37,301)
Fiscal transparency	(3,836)	(5,007)
Inflation adjustment permanent difference	74,089	118,195
Others	6,274	2,636
Income tax	84,327	145,093

The gross movement in the deferred income tax account is as follows:

	03.31.2024	06.30.2023
Beginning of period / year	(601,738)	(784,844)
Currency translation adjustment	(1,332)	(2,924)
Revaluation surplus	(787)	(1,307)
Charged to the Statement of Income	150,334	187,337
End of the period / year	(453,523)	(601,738)

Véase nuestro informe de fecha 11/11/22
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

22.
Revenues

	03.31.2024	03.31.2023
Crops	115,872	116,075
Sugarcane	28,822	28,338
Cattle	15,840	13,160
Supplies	34,097	26,781
Consignment	24,461	18,743
Advertising and brokerage fees	10,219	12,336
Agricultural rental and other services	8,010	4,367
Income from sales and services from agricultural business	237,321	219,800
Trading properties and developments	5,830	9,490
Rental and services	164,072	163,375
Hotel operations, tourism services and others	43,590	35,867
Income from sales and services from urban properties and investment business	213,492	208,732
Total revenues	450,813	428,532

23.
Costs

	03.31.2024	03.31.2023
Other operative costs	149	205
Cost of property operations	149	205
Crops	96,923	99,123
Sugarcane	24,820	27,275
Cattle	12,387	11,299
Supplies	29,770	25,221
Consignment	5,642	9,334
Advertising and brokerage fees	10,309	7,952
Agricultural rental and other services	4,425	2,397
Cost of sales and services from agricultural business	184,276	182,601
Trading properties and developments	3,740	2,237
Rental and services	47,275	52,242
Hotel operations, tourism services and others	18,200	17,197
Cost of sales and services from sales and services from urban properties and investment business	69,215	71,676
Total costs	253,640	254,482

24.
Expenses by nature

The Group discloses expenses in the statements of income by function as part of the line items “Costs”, “General and administrative expenses” and “Selling expenses”. The following table provides additional disclosures regarding expenses by nature and their relationship to the function within the Group.

	Costs	General and administrative expenses	Selling expenses	03.31.2024	03.31.2023
Change in agricultural products and biological assets	114,090	-	-	114,090	119,557
Salaries, social security costs and other personnel expenses	34,685	27,969	3,855	66,509	59,255
Fees and payments for services	26,148	7,066	1,776	34,990	32,181
Cost of sale of goods and services	37,126	-	-	37,126	34,132
Maintenance, security, cleaning, repairs and others	19,807	3,190	50	23,047	22,605
Taxes, rates and contributions	3,904	2,888	14,511	21,303	19,696
Advertising and other selling expenses	8,656	56	1,917	10,629	12,873
Freights	18	312	8,362	8,692	7,304
Director's fees (i)	-	(5,548)	-	(5,548)	8,805
Depreciation and amortization	4,253	1,910	472	6,635	6,202
Leases and service charges	1,346	574	61	1,981	2,273
Travelling, library expenses and stationery	1,199	785	430	2,414	1,920
Supplies and labors	858	-	2,669	3,527	877
Other expenses	695	340	265	1,300	2,417
Bank expenses	117	1,291	-	1,408	1,094
Conditioning and clearance	-	-	1,434	1,434	811
Interaction and roaming expenses	738	32	12	782	582
Allowance for doubtful accounts, net	-	-	483	483	489
Total expenses by nature as of 03.31.2024	253,640	40,865	36,297	330,802	-
Total expenses by nature as of 03.31.2023	254,482	47,321	31,270	-	333,073

(i) On October 5, 2023, fees to the Board of Directors were approved at the General Ordinary and Extraordinary Shareholders' Meeting of IRSA for ARS 9,050. The Board of Directors of the Company had proposed Director´s fees for ARS 13,500 and accordingly made provision for such amount in the Annual Consolidated Financial Statements as of June 30, 2023, issued on September 5, 2023, and submitted to the CNV. During the current period, with the final approval of said fee, IRSA proceeded to recover the excess in the provision, with a balancing entry in the line that gave rise to it. The amounts are expressed in currency defined as approved by the Ordinary and Extraordinary Shareholders' Meeting.

Véase nuestro informe de fecha 11/11/22
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

25.
Other operating results, net

	03.31.2024	03.31.2023
Gain from commodity derivative financial instruments	8,184	892
Loss from sale of property, plant and equipment	(1,601)	(2,113)
Realization of currency translation adjustment (i)	-	1,343
Loss from sale of joint ventures	(1,210)	-
Donations	(350)	(454)
Lawsuits and other contingencies	(4,967)	(20,743)
Interest and allowances generated by operating assets	8,504	(1,479)
Administration fees	275	323
Others	1,445	2,160
Total other operating results, net	10,280	(20,071)

(i)
Corresponds to Condor, Real Estate Investment Group VII LP and Jiwin S.A’s liquidation.

26.
Financial results, net

	03.31.2024	03.31.2023
Financial income
Interest income	45,512	6,311
Total financial income	45,512	6,311
Financial costs
Interest expense	(39,993)	(80,908)
Other financial costs	(7,300)	(5,948)
Total finance costs	(47,293)	(86,856)
Other financial results:
Foreign exchange, net	(12,379)	54,655
Fair value gain from financial assets and liabilities at fair value through profit or loss	152,203	19,548
(Loss)/ gain from repurchase of non-convertible notes	(59)	3,324
(Loss)/ gain from derivative financial instruments (except commodities)	(26,086)	4,991
Others	(2,692)	(1,635)
Total other financial results	110,987	80,883
Inflation adjustment	(15,635)	63,434
Total financial results, net	93,571	63,772

27.
Related party transactions

The following is a summary of the balances with related parties as of March 31, 2024 and June 30, 2023:

Item	03.31.2024	06.30.2023
Trade and other receivables	22,579	25,961
Investments in financial assets	3,781	4,058
Trade and other payables	(14,564)	(48,435)
Borrowings	(934)	(689)
Total	10,862	(19,105)

Véase nuestro informe de fecha 11/11/22
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Related party	03.31.2024	06.30.2023	Description of transaction	Item
New Lipstick	208	194	Reimbursement of expenses	Trade and other receivables
Other associates and joint ventures (i)	37	38	Leases and/or right of use assets receivable	Trade and other receivables
	-	141	Contributions pending subscription	Trade and other receivables
	1,866	1,752	Other investments	Investments in financial assets
	(441)	(420)	Non-convertible notes	Borrowings
	1	3	Equity incentive plan receivable	Trade and other receivables
	1,494	2,494	Loans granted	Trade and other receivables
	(493)	(269)	Borrowings	Borrowings
	-	3	Reimbursement of expenses	Trade and other receivables
	4	85	Management fees receivable	Trade and other receivables
	(63)	(649)	Other payables	Trade and other payables
	3,066	4,982	Other receivables	Trade and other receivables
Total associates and joint ventures	5,679	8,354
CAMSA and its subsidiaries	(884)	(9,797)	Management fee payables	Trade and other payables
Yad Levim LTD	16,373	14,850	Loans granted	Trade and other receivables
Sociedad Rural Argentina	(8,674)	(296)	Other payables	Trade and other payables
	-	1,593	Other receivables	Trade and other receivables
Other related parties (ii)	1,099	24	Other receivables	Trade and other receivables
	(126)	(93)	Other payables	Trade and other payables
	1,915	2,306	Other investments	Investments in financial assets
	26	78	Reimbursement of expenses receivable	Trade and other receivables
	(31)	(28)	Legal services	Trade and other payables
Total other related parties	9,698	8,637
IFISA	271	1,476	Financial operations receivables	Trade and other receivables
Total direct parent company	271	1,476
Directors and Senior Management	(4,786)	(37,572)	Fees for services received	Trade and other payables
Total Directors and Senior Management	(4,786)	(37,572)
Total	10,862	(19,105)

(i)
Includes Quality Invest S.A., Banco Hipotecario S.A., Cyrsa S.A., Nuevo Puerto Santa Fe S.A., Banco Hipotecario, GCDI S.A., Avenida Inc., Avenida Compras S.A., Agrofy S.A., BHN Seguros Generales S.A., BHN Vida S.A. and OFC S.R.L.
(ii)
Includes Estudio Zang, Bergel y Viñes, Fundación Puerta 18, Sociedad Rural Argentina, CAM Communication LP, Sutton, Fundación Museo de los Niños, Viflor S.A and Agrofy S.A.

The following is a summary of the results with related parties for the nine-month periods ended March 31, 2024 and 2023:

Véase nuestro informe de fecha 11/11/22
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Related party	03.31.2024	03.31.2023	Description of transaction
Condor	-	12	Financial operations
BHN Vida S.A.	(37)	(4)	Financial operations
BHN Seguros Generales S.A.	(12)	(4)	Financial operations
Other associates and joint ventures	(3)	(144)	Leases and/or right of use assets
	162	217	Corporate services
	1,345	268	Financial operations
Total associates and joint ventures	1,455	345
CAMSA and its subsidiaries	(884)	(9,048)	Management fee
Sociedad Rural Argentina	432	117	Financial operations
Other related parties (i)	(75)	(50)	Leases and/or rights of use
	(696)	(229)	Fees and remunerations
	39	27	Corporate services
	(266)	1,024	Legal services
	3,447	(253)	Financial operations
	(696)	(310)	Donations
	1,003	559	Income from sales and services from agricultural business
Total other related parties	2,304	(8,163)
IFISA	6	70	Financial operations
Total Parent Company	6	70
Directors (ii)	3,734	(6,551)	Management fee
Senior Management	(398)	(407)	Compensation of Directors and senior management
Total Directors and Senior Management	3,336	(6,958)
Total	7,101	(14,706)

(i)
Includes Fundación Puerta 18, Galerías Pacífico, Estudio Zang, Austral Gold, Bergel y Viñes, Fundación Museo de los Niños, Sociedad Rural Argentina, Sutton, Espacio Digital S.A., Casposo Argentina Ltd, Uranga Trading, Agro Uranga, Isaac Elsztain e Hijos S.C.A. and Hamonet S.A.
(ii)
See Note 24 to these financial statements.

The following is a summary of the transactions with related parties for the nine-month periods ended March 31, 2024 and 2023:

Related party	03.31.2024	03.31.2023	Description of transaction
Quality	-	(171)	Irrevocable contributions
Total irrevocable contributions	-	(171)
Agro-Uranga S.A.	-	628	Dividends received
Uranga Trading S.A.	125	109	Dividends received
Condor	-	325	Dividends received
Nuevo Puerto Santa Fe S.A.	373	675	Dividends received
Total dividends received	498	1,737
Quality	(21,896)	-	Sale of shares
GCDI	(126)	-	Sale of shares
Total sale of shares	(22,022)	-

28.
CNV General Resolution N° 622

As required by Section 1°, Chapter III, Title IV of CNV General Resolution N° 622, below there is a detail of the notes to this Financial Statements that disclose the information required by the Resolution in Exhibits.

Exhibit A - Property, plant and equipment	Note 8 - Investment properties
Note 9 - Property, plant and equipment
Exhibit B - Intangible assets	Note 11 - Intangible assets
Exhibit C - Equity investments	Note 7 - Investments in associates and joint ventures
Exhibit D - Other investments	Note 15 - Financial instruments by category
Exhibit E – Provisions and allowances	Note 16 – Trade and other receivables and Note 19 - Provisions
Exhibit F - Cost of sales and services provided	Note 29 - Cost of sales and services provided
Exhibit G - Foreign currency assets and liabilities	Note 30 - Foreign currency assets and liabilities

Véase nuestro informe de fecha 11/11/22
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

29.
Cost of goods sold and services provided

Description	Cost of sales and services from agricultural business (i)	Cost of sales and services from sales and services from urban properties and investment business (ii)	03.31.2024	03.31.2023
Inventories at the beginning of the period	48,034	19,362	67,396	62,948
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	(743)	-	(743)	3,925
Changes in the net realizable value of agricultural products after harvest	3,047	-	3,047	(1,590)
Additions	293	-	293	2,459
Currency translation adjustment	(12,836)	393	(12,443)	(950)
Harvest	171,833	-	171,833	149,097
Acquisitions and classifications	88,606	70,227	158,833	180,867
Consume	(27,584)	-	(27,584)	(33,205)
Disposals due to sales	-	(2,412)	(2,412)	(1,462)
Expenses incurred	32,662	-	32,662	28,373
Inventories at the end of the period	(119,036)	(18,355)	(137,391)	(136,185)
Cost as of 03.31.2024	184,276	69,215	253,491	-
Cost as of 03.31.2023	182,601	71,676	-	254,277

(i)
Includes biological assets (see Note 13).
(ii)
Includes trading properties (see Note 10).

Véase nuestro informe de fecha 11/11/22
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

30.
Foreign currency assets and liabilities

Book amounts of foreign currency assets and liabilities are as follows:

Item / Currency (1)	Amount (2)	Prevailing exchange rate (3)	03.31.2024	06.30.2023
Assets
Trade and other receivables
US Dollar	106.74	855.00	91,264	66,722
Euros	0.08	924.17	74	72
Uruguayan pesos	-	-	-	3
Trade and other receivables related parties
US Dollar	20.63	858.00	17,700	16,401
Total Trade and other receivables			109,038	83,198
Investment in financial assets
US Dollar	101.81	855.00	87,045	73,202
Brazilian Reais	-	-	-	573
New Israel Shekel	4.31	233.29	1,005	1,094
Pounds	0.62	1,079.18	665	743
Investment in financial assets related parties
US Dollar	4.41	858.00	3,781	-
Total Investment in financial assets			92,496	75,612
Derivative financial instruments
US Dollar	1.74	855.00	1,486	6,652
Total Derivative financial instruments			1,486	6,652
Cash and cash equivalents
US Dollar	50.05	855.00	42,793	36,386
Chilenean pesos	61.71	0.88	54	-
Euros	0.01	924.17	6	6
Guaraníes	77.59	0.12	9	-
Brazilian Reais	0.39	176.00	68	-
New Israel Shekel	-	-	-	81
Pounds	0.003	1,079.18	3	3
Uruguayan pesos	0.09	22.85	2	3
Total Cash and cash equivalents			42,935	36,479
Total Assets			245,955	201,941

Liabilities
Trade and other payables
US Dollar	70.53	858.00	60,514	34,760
Euros	-	-	-	3
Uruguayan pesos	80.13	22.85	1,831	38
Brazilian Reais	0.11	186.00	21	-
Trade and other payables related parties
US Dollar	10.05	858.00	8,625	60
Bolivian pesos	0.34	124.48	42	-
Total Trade and other payables			71,033	34,861
Lease liabilities
US Dollar	13.42	858.00	11,513	10,275
Total Lease liabilities			11,513	10,275
Provisions
New Israel Shekel	82.20	233.29	19,176	17,347
Total Provisions			19,176	17,347
Borrowings
US Dollar	625.51	858.00	536,686	581,649
Borrowings with related parties
US Dollar	1.25	858.00	1,076	978
Total Borrowings			537,762	582,627
Derivative financial instruments
US Dollar	0.05	858.00	42	332
Total Derivative financial instruments			42	332
Total Liabilities			639,526	645,442

(1)
The Company uses derivative instruments as a complement in order to reduce its exposure to exchange rate movements (Note 15).
(2)
Considering foreign currencies those that differ from each Group’s subsidiaries functional currency at each period/year-end.
(3)
Exchange rates as of March 31, 2024 according to Banco Nación Argentina.

Véase nuestro informe de fecha 11/11/22
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

31.
Other relevant events of the period

Shares Buyback Program – New program - IRSA

On June 15, 2023, the Board of Directors of IRSA approved a new program for the buyback program of shares issued by the Company and established the terms and conditions for the acquisition of treasury shares issued by the Company, under the terms of Article 64. of Law No. 26,831 and the CNV regulations, for up to a maximum amount of ARS 5,000 million and up to 10% of the share capital, up to a daily limit of up to 25% of the average volume of daily transactions that the shares have experienced of the Company, jointly in the markets it is listed, during the previous 90 business days, and up to a maximum price of USD 8 per GDS and ARS 425 per share. Likewise, the repurchase period was set at up to 180 days, beginning the day following the date of publication of the information in the Daily Bulletin of the Buenos Aires Stock Exchange.

IRSA reported that on September 5, 2023, the Company's Board of Directors resolved to modify the acquisition price of its own shares, establishing a maximum value of USD 9 per GDS and up to a maximum value in pesos of ARS 720 per share, maintaining the remaining terms and conditions duly communicated.

On November 6, 2023, the Board of Directors of IRSA resolved to extend the term of the shares repurchase program for an additional period of 180 days from the expiration of the term of the current share buyback program for the acquisition of own shares approved on June 15, 2023, which expired on December 13, 2023, with the remaining terms and conditions duly communicated.

On November 29, 2023, the Board of Directors resolved to modify the acquisition price of its own shares, establishing a maximum value of USD 11.00 per GDS and up to a maximum value in pesos of ARS 1,320 per share, maintaining the remaining terms and conditions duly communicated.

On January 4, 2024, IRSA reported that the Share Buyback Program approved by the Board of Directors on June 15, 2023, for up to the sum of ARS 5.000 million, with a validity period set at 180 days, extended for an additional period of 180 days from the initial expiration date on December 13, 2023, ended on December 20, 2023, as the amount duly approved for the acquisition of own shares had been fully utilized, with 99.95% of the program completed.

On January 4, 2024, the Board of Directors of IRSA approved a new program for the buyback program of shares issued by the Company and established the terms and conditions for the acquisition of treasury shares issued by the Company, under the terms of Article 64. of Law No. 26,831 and the CNV regulations, for up to a maximum amount of ARS 6,500 million and up to 10% of the share capital, up to a daily limit of up to 25% of the average volume of daily transactions that the shares have experienced of the Company, jointly in the markets it is listed, during the previous 90 business days, and up to a maximum price of USD 10 per GDS and ARS 1,200 per share. Likewise, the repurchase period was set at up to 180 days, beginning the day following the date of publication of the information in the Daily Bulletin of the Buenos Aires Stock Exchange. On March 1, 2024, the Company announced the completion of the share buyback program, having acquired the equivalent of 6,503,318 common shares, which represent approximately 99.91% of the approved program and 0.88% of the outstanding shares.

On March 20, 2024, the Board of Directors of IRSA approved a new program for the buyback program of shares issued by the Company and established the terms and conditions for the acquisition of treasury shares issued by the Company, under the terms of Article 64. of Law No. 26,831 and the CNV regulations, for up to a maximum amount of ARS 6,500 million and up to 10% of the share capital, up to a daily limit of up to 25% of the average volume of daily transactions that the shares have experienced of the Company, jointly in the markets it is listed, during the previous 90 business days, and up to a maximum price of USD 11 per GDS and ARS 1,250 per share. Likewise, the repurchase period was set at up to 180 days, beginning the day following the date of publication of the information in the Daily Bulletin of the Buenos Aires Stock Exchange.

Véase nuestro informe de fecha 11/11/22
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Since the beginning of the program approved on June 15, 2023, including the programs approved on January 4 and March 20, 2024, and until the closing date of these condensed consolidated interim financial statements, the Company acquired 14,802,192 common shares (nominal value ARS 10 per share) for a total of ARS 11,872 million. Additionally, 7.34% of the program approved on March 20, 2024, was completed. The amounts are expressed in the currency at the time of acquisition.

On April 22, 2024, IRSA announced the completion of the share buyback program approved on March 20, 2024, having acquired the equivalent of 6,337,939 common shares, which represent approximately 99.54% of the approved program and 0.86% of the outstanding shares.

Change in the total amount of shares and its nominal value - IRSA

On September 13, 2023, IRSA announced that having obtained the authorizations from the CNV and the Buenos Aires Stock Exchange as resolved at the Shareholders' Meeting held on April 27, 2023, in relation to:

(i)
an increase in the capital stock in the amount of ARS 6,552.4 million, through the partial capitalization of the Issue Premium account, resulting in the issuance of 6,552,405,000 common shares, with a par value of ARS 1 (one peso) and with the right to one vote per share; and
(ii)
changing the nominal value of the ordinary shares from ARS 1 to ARS 10 each and entitled to one (1) vote per share.

Having obtained the authorizations from the Comisión Nacional de Valores (the Argentine National Securities Commission) and from the Buenos Aires Stock Exchange, the Company informs all shareholders who have such quality as of September 19, 2023, according to the registry maintained by Caja de Valores S.A., that from September 20, 2023, the shares distribution and the change in nominal value was made simultaneously and the entry of the change of 811,137,457 book-entry common shares, with a nominal value of ARS 1 each and one vote per share, for the amount of 736,354,245 book-entry common shares with a nominal value of ARS 10 each and one vote per share, consequently, a reverse split of the Company’s shares shall be carried out, where every 1 (one) old share with nominal value of ARS 1 shall be exchanged for 0.907804514 new shares with nominal value ARS 10. The new shares distributed due to the described capitalization have economic rights under equal conditions with those that are currently in circulation.

Regarding the shareholders who, because of the entry in the Scriptural Registry, have fractions of common shares with a nominal value of ARS 10 and one vote per share, they were settled in cash in accordance with the listing regulations of Bolsas y Mercados Argentinos. Regarding the shareholders who, due to the exchange of shares did not reach at least one share with a nominal value of ARS 10, the necessary amount was assigned to them until the nominal value of ARS 10 is completed.

The Company share capital after the indicated operations will amount to ARS 7,364 million represented by 736,354,245 book-entry common shares with a nominal value of ARS 10 each and one vote per share.

    Likewise, the Buenos Aires Stock Exchange has been requested to change the modality of the negotiation of the shares representing the share capital. Specifically, the negotiation price will be registered per share instead of being negotiated by Argentine peso (ARS) of nominal value, given that the change in nominal value, and the issuance of shares resulting from the capitalization, would produce a substantial downward effect on the share price.

This capitalization and change in the nominal value of the shares do not modify the economic values of the holdings or the percentage of participation in the share capital.

Véase nuestro informe de fecha 11/11/22
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Warrants – Modification on Ratio and Price - IRSA

On September 14, 2023, IRSA reported that as a result of (i) an increase in the capital stock through the partial capitalization of the Issue Premium account; and (ii) an amendment to section seven of its bylaws, changing the nominal value of the ordinary shares from one peso (ARS 1) to ten pesos (ARS 10) each and entitled to one (1) vote per share, which was informed in September 13, 2023, where the outstanding shares will change from 811,137,457 common shares, with a nominal value of ARS 1 each and one vote per share, to the amount of 736,354,245 common shares with a nominal value of ARS 10 each and one vote per share, as it was approved by the shareholders meeting held on April 27, 2023. The terms and conditions of the outstanding warrants for common shares of the Company have been modified as follows:

Amount of shares to be issued per warrant:

● Ratio previous to the adjustment: 1.1719 (Nominal Value ARS 1);

 ● Ratio after the adjustment (current): 1.0639 (Nominal Value ARS 10).

 Warrant exercise price per new share to be issued:

 ● Price previous to the adjustment: USD 0.3689 (Nominal Value ARS 1);

 ● Price after the adjustment (current): USD 0.4063 (Nominal Value ARS 10).

 The other terms and conditions of the warrants remain the same.

General Ordinary and Extraordinary Shareholders’ Meeting - IRSA

On October 5, 2023, the General Ordinary and Extraordinary Shareholders’ Meeting of IRSA was held where it was resolved to allocate the results of the year as follows: (I) ARS 2,867.5 million to the integration of the Legal Reserve, (ARS 3,428.9 million in homogeneous currency of the date of the Shareholders' meeting) and, (II) the remainder for the sum of ARS 54,483.3 million (ARS 65,148.9 million in homogeneous currency of the date of the Shareholders' meeting), to the distribution of a dividend to Shareholders in proportion to their shareholdings, payable in cash for the sum of ARS 64,000 million. Taking into consideration that the restated results were sufficient to cover the payment of the proposed dividends, it was approved to allocate the balance of the restated results for the year (ARS 1,148.9 million) to the integration of the Reserve for the distribution of future dividends. The amounts are expressed in currency defined as approved by the Ordinary and Extraordinary Shareholders' Meeting.

Likewise, it was approved to distribute 13,928,410 own shares in the portfolio of nominal value ARS 1 to the Shareholders in proportion to their shareholdings. Due to the aforementioned change in nominal value, each share of nominal value ARS1 corresponds to 0.90780451408 shares of nominal value ARS10, therefore, said amount updated by the aforementioned liquidation corresponds to the amount of 12,644,273 shares of nominal value ARS 10.

On October 20, 2023, IRSA reported that it had made the payment of the dividend approved at the meeting held on October 5, 2023 in Argentina.

The cash dividend and treasury shares distribution among GDS holders have been delayed due to the exchange and securities restrictions in force in Argentina. On October 20, 2023, the Company deposited the amount corresponding to the cash dividend in the mutual fund called “Super Ahorro $” managed by Santander Asset Management Gerente de Fondos Comunes de Inversión S.A., to preserve the value of the dividend in Argentine pesos. On December 12, 2023, the Company transferred the funds to the Depositary Bank of New York, fulfilling its obligation to pay dividends and leaving in the hands of the Depositary the completion of the process with the distribution to the holders.

Véase nuestro informe de fecha 11/11/22
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

On January 19, 2024, once the corresponding administrative processes had been completed, the Depositary paid the cash dividend, for a net amount per GDS of USD 0.955110, including the yield of the “Super Ahorro $” fund. Likewise, on January 29, 2024, the distribution of treasury shares was carried out among GDS holders.

The aforementioned corresponds to the payment of dividends to foreign holders, the dividends to local shareholders were canceled on October 12, 2023.

Change in Warrants terms and conditions - IRSA

Because of the payment of cash dividends and the pro-rata distribution of treasury shares among its shareholders, made by IRSA on October 12, 2023, certain terms and conditions of the outstanding warrants to subscribe common shares have changed:

●
Number of shares to be issued per warrant: Pre-dividend ratio: 1.0639. Post-dividend ratio: 1.2272 (nominal value ARS 10).
●
Exercise price per new share to be issued: Pre-dividend price: USD 0.4063. Post-dividend price: USD 0.3522 (nominal value ARS 10).

The other terms and conditions of the warrants remain the same.

Warrants exercise - IRSA

During the nine-month period ended March 31, 2024, certain warrant holders exercised their right to purchase additional shares. For this reason, USD 901,047 were received, from the conversion of 2,084,789 common share warrants.

Extension of the concession contract of La Rural S.A. – OGDEN

On December 11, 2023 in the Autonomous City of Buenos Aires (CABA), Ogden S.A., a company controlled by the Group, together with Sociedad Rural Argentina (“SRA”) and La Rural de Palermo S.A. entered into a Joint Venture and Shareholders Agreement through which the extension of the exploitation term of the Property located at 4431 Juncal Street, CABA (of which La Rural S.A. is the usufructuary) was extended until December 31, 2037 with the option of extension until December 31, 2041.

The aforementioned agreement is the extension of the Usufruct Contract for the “Predio Ferial de Palermo” (“CUP99/04”), signed in 1999 and modified in 2004, and the Joint Venture Agreement AJV/13 signed between the parties on September 25, 2013.

For the extension of the usufruct term under La Rural S.A., Ogden S.A. will pay the SRA the sum of twelve million US dollars (USD 12,000,000) for all purposes, which will be paid in five annual installments. The first of these was paid upon approval of the agreement by the Shareholders’ Meeting of the SRA.

The validity of the aforementioned agreement was subject to the approval of the Shareholders’ Meeting of the SRA, approval which took place on February 1, 2024.

Véase nuestro informe de fecha 11/11/22
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Las Londras Farmland

On December 20, 2020, BrasilAgro acquired the following companies established in Bolivia from Cresud: (i) Agropecuaria Acres del Sud S.A.; (ii) Ombú Agropecuaria S.A.; (iii) Yatay Agropecuaria S.A.; and (iv) Yuchan Agropecuaria S.A. (“Bolivian Companies”). The Bolivian Companies maintained possession, ownership or presumed ownership of various rural properties in Bolivia, including the rural property called "Las Londras" (part of the assets of Agropecuaria Acres del Sud), with an area of 4,485 hectares. At the time of the aforementioned operation, Las Londras was subject to an administrative land regularization process ("Land Regularization Process") initiated and conducted by the National Institute of Agrarian Reform of Bolivia ("INRA"), whose objective is the perfection of rights over property.

On November 25, 2021, as part of the Land Regularization Process, INRA issued the Final Land Regularization Resolution No. RA-SS 0504/2021 (“Definitive Resolution”), through which it declared the illegality of the possession of 4,435 hectares of Las Londras. On January 5, 2022, Agropecuaria Acres del Sud S.A. filed a “Contentious Administrative Lawsuit” challenging the Final Resolution in its entirety. However, on September 15, 2023, the Agro-Environmental Court issued a ruling declaring the Administrative Litigation Claim unfounded and confirming the Final Resolution (“Judgment”). In this context, Agropecuaria Acres del Sud S.A. will file a “Constitutional Amparo Action” against the Sentence, with the objective of revoking it.

BrasilAgro's external legal advisors have evaluated that the prospects of revoking the Judgment through the “Constitutional Amparo Action” are possible.

Banco Hipotecario S.A. – Cash dividend payment

On March 27, 2024, the Ordinary and Extraordinary General Shareholders’ Meeting of Banco Hipotecario S.A. approved the payment of a dividend of ARS 26,500 million, which will be paid in proportion of each shareholder’s stake and will be calculated in constant currency as of the date of the Shareholders’ Meeting and payment.

On May 3, 2024, the BCRA (Central Bank of the Argentine Republic, as per its Spanish acronym) approved the distribution of said dividend, with the first installment expected to be paid in May 2024.

General Ordinary and Extraordinary Shareholders’ Meeting - CRESUD

On October 5, 2023, General Ordinary and Extraordinary Shareholders’ Meeting was held, where it was approved to allocate the results of the year as follows: (I) to the integration of the Legal Reserve for the sum of ARS 2,141.8 million , which updated as of the date of this meeting, amounts to the sum of ARS 2,561 million; and (II) the balance for the sum of ARS 40,693.3 million, which updated as of the date of this meeting amounts to the sum of ARS 48,659.4 million, to be used for the distribution of a dividend to shareholders in proportion to their holdings. shares, payable (i) in cash for the sum of ARS 22,000 million; (ii) in kind, the species being shares issued by IRSA Inversiones y Representaciones Sociedad Anónima (“IRSA”), owned by the Company and for the amount of 22,090,627 VN ARS 10, an amount that was updated by the liquidation derived from the distribution of released shares and change in par value, by applying a conversion ratio that for each share of par value ARS1 corresponded to 0.90780451408 shares of par value ARS10, at the closing price on October 4, 2023 of ARS 644.75 per IRSA share; and, (iii) the balance for the sum of ARS 12,416.5 million to the constitution of a Reserve for future dividends.

Likewise, it was decided to approve the distribution of the total amount of 5,791,355 treasury shares in the portfolio to the Shareholders in proportion to their shareholdings.

On October 20, 2023, CRESUD reported that it had made the payment of the dividend approved at the meeting held on October 5, 2023 in Argentina.

With respect to our holders of Global Depositary Shares (“GDS”), and due to the exchange and stock exchange regulations in force in the Argentine Republic, which have increased their restrictions in recent weeks, the Bank of New York Mellon (“BONY” ), depositary bank of the GDS, is prevented from distributing the dividend paid by the Company.

Véase nuestro informe de fecha 11/11/22
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Given the aforementioned restrictions, the Company has deposited the corresponding funds in a common investment fund Super Ahorro ARS (pure money market fund) managed by Banco Santander, BONY's representative bank in Argentina and is collaborating with BONY in order to analyze possible alternatives for the distribution or investment of said funds until such time as that entity can channel them in favor of the GDS holders, making available to any GDS holder who so decides the pesos corresponding to their dividend.

After the end of the period, on January 29, 2024, once the corresponding administrative processes had been completed, the distribution of treasury shares was carried out among ADS holders. Likewise, on February 5, 2024, the Depositary paid the cash dividend for a net amount per ADS of USD 0.370747, including the yield of the “Super Ahorro $” fund, and on February 6, 2024, the distribution of the dividend in kind in IRSA shares was completed, corresponding 0.03759066 GDS of IRSA for each ADS of CRESUD.

The aforementioned corresponds to the payment of dividends to foreign holders, the dividends to local holders were canceled on October 12, 2023. According to this, at the end of this period, the liability "Dividends payable" included in the item “Commercial Debts and Other Debts” amounts to ARS 11,623 million and corresponds to the portion of dividends that were paid during the month of February 2024.

Change in Warrants terms and conditions - CRESUD

Because of the payment of cash dividends and the pro-rata distribution of treasury shares among its shareholders, made by the Company on October 12, 2023, certain terms and conditions of the outstanding warrants to subscribe common shares have changed:

●
Number of shares to be issued per warrant: Pre-dividend ratio: 1.1232. Post-dividend ratio: 1.2548.
●
Exercise price per new share to be issued: Pre-dividend price: USD 0.5036. Post-dividend price: USD 0.4508.

The other terms and conditions of the warrants remain the same.

Warrants exercise - CRESUD

During the nine-month period ended March 31, 2024, certain warrant holders exercised their right to purchase additional shares. For this reason, USD 415,655 were received, for a converted warrants of 734,898.

Shares Buyback Program - CRESUD

On January 18, 2024, CRESUD reported that the Share Buyback Program approved by the Board of Directors on November 11, 2022, for up to the sum of ARS 4.000 million, ended having acquired the equivalent of 13,474,104 ordinary shares, which represent approximately 99.94% of the approved program.

BrasilAgro – Payment of dividends

At the General Ordinary and Extraordinary Shareholders’ Meeting held on October 24, 2023, BrasilAgro approved the payment of dividends for BRL 320 million, corresponding to BRL 3.2387 per share.

FYO – Payment of dividends

At the General Ordinary and Extraordinary Shareholders’ Meeting held on October 29, 2023, FYO approved the payment of dividends for USD 9.7 million.

Véase nuestro informe de fecha 11/11/22
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

32.
Subsequent events

Series XLV Notes - CRESUD

On April 22, 2024, Cresud issued Notes on the local market for a total amount of USD 10.2 million through the following instrument:

●
Series XLV (blue chip swap FX): Denominated and payable in dollars for USD 10.2 million, with 6.0% interest rate and semiannual interests’ payments. The Capital amortization will be 100% at maturity, on August 22, 2026. The issuance price was 100.0%.

Cash dividend payment - IRSA

On May 2, 2024, through a Board Meeting in accordance with the delegation resolved by the Ordinary and Extraordinary General Shareholders’ Meeting of IRSA on October 28, 2022, regarding the utilization and allocation of the special reserve, it was approved to make available to its shareholders, starting from May 9, 2024, a cash dividend for the amount of ARS 55,000 million.

Cash dividend payment – CRESUD

On May 2, 2024, through a Board Meeting in accordance with the delegation resolved by the Ordinary and Extraordinary General Shareholders’ Meeting of CRESUD on October 5, 2023, regarding the utilization and allocation of the special reserve, it was approved to make available to its shareholders, starting from May 14, 2024, a cash dividend for the amount of ARS 30,000 million.

Véase nuestro informe de fecha 11/11/22
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

REVIEW REPORT ON THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

To the Shareholders, President and Directors of
Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria
Legal address: Carlos Della Paolera 261, 9° floor
Autonomous City of Buenos Aires
Tax Registration Number: 30-50930070-0

Introduction

We have reviewed the accompanying unaudited condensed interim consolidated financial statements of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria (“the Company”), which comprise the unaudited condensed interim consolidated statement of financial position at March 31, 2024, the unaudited condensed interim consolidated statements of income and other comprehensive income for the nine month period and three month period ended March 31, 2024, the interim consolidated statement of changes in shareholders’ equity and of cash flows for the nine-month period then ended, and selected explanatory notes.

Management’s responsibility

The Board of Directors of the Company is responsible for the preparation and presentation of these unaudited condensed interim consolidated financial statements in accordance with IFRS accounting standards, adopted by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) as professional accounting standards and included by the National Securities Commission (CNV) in its regulations, as approved by the International Accounting Standards Board (IASB), and is therefore responsible for the preparation and presentation of the unaudited condensed interim consolidated financial statements mentioned in the first paragraph, in accordance with International Accounting Standard 34 Interim Financial Information (IAS 34).

Scope of our review

Our review was limited to the application of the procedures established under International Standards on Review Engagements ISRE 2410 Review of Interim Financial Information Performed by the Independent Auditor of the Entity, adopted as a review standard in Argentina by Technical Pronouncement No. 33 of the FACPCE and approved by the International Auditing and Assurance Standards Board (IAASB). A review of interim financial information consists of inquiries of Company staff responsible for preparing the information included in the unaudited condensed interim consolidated financial statements and of analytical and other review procedures. This review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Véase nuestro informe de fecha 11/11/22
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Conclusion

On the basis of our review, nothing has come to our attention that causes us to believe that the unaudited condensed interim consolidated financial statements mentioned in the first paragraph of this report have not been prepared, in all material respects, in accordance with International Accounting Standard 34 Interim Financial Reporting.

Report on compliance with current regulations

In accordance with current regulations, we report, in connection with Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria, that:

a)
the unaudited condensed interim consolidated financial statements of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria have not been transcribed into the Inventory and Balance Sheet book and, except for the above mentioned situation, as regards those matters that are within our competence, they are in compliance with the provisions of the General Companies Law and pertinent resolutions of the National Securities Commission;

b)
the unaudited condensed interim consolidated financial statements of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria arise from accounting records carried in all formal aspects in accordance with legal requirements except for i) the lack of transcription to the Inventories and Balance Sheet Book, and ii) the lack of transcription to the General Journal Book of the accounting entries corresponding to the month of March 2024;

c)
at March 31, 2024 the debt of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria accrued in favor of the Argentine Integrated Social Security System, as shown by the Company’s accounting records, amounted to $ 248,019,054, which is not due at that date.

Autonomous City of Buenos Aires, May 9, 2024

PRICE WATERHOUSE & CO. S.R.L. (Partner)
C.P.C.E.C.A.B.A. V° 1 F° 17
Carlos Brondo Public Accountant (UNCUYO) C.P.C.E.C.A.B.A. V. 391 F. 078

Brief comment on the Company’s activities during the period, including references to significant events occurred after the end of the period.

Economic context in which the Company operates

The Company operated in an economic context characterized by strong fluctuations in its main variables. The most relevant aspects are detailed below:

●
Economic Activity: At the end of 2023, the country experienced a 1.6% drop in its economic activity, according to INDEC data, a trend that continued during the first quarter of the 2024 calendar.

●
Inflation: Between April 1, 2023, and March 31, 2024, accumulated inflation reached 288% (measured by the CPI).

●
Exchange Rate: In that same period, according to the official exchange rate, the Argentine peso nominally depreciated against the US dollar, going from ARS 209.1 to ARS 855 per dollar at the end of the period. The MEP dollar behaved in the same way, going from ARS 397.34 to ARS 1,017.50.

●
Fiscal Surplus: During the first quarter of 2024, Argentina achieved a fiscal surplus, because of the strong adjustment applied by the government to order the accounts of the public sector and lower inflation.

●
Exchange Restrictions: The monetary authority maintained the exchange restrictions established in previous years throughout 2023 and the first quarter of 2024. Despite these restrictions, the company managed to meet all financial and contractual maturities.

On December 10, 2023, a new government took office in Argentina with the intention of carrying out a broad legal and regulatory reform.

Among the first measures adopted by this government is a Decree of Necessity and Urgency (DNU) that modifies various laws. These reforms affect areas such as the labor market, the customs code, and the status of public companies. Although the DNU was rejected by the Senate of the Nation’s Congress, its provisions have been partially in force since December 29, 2023, due to judicial actions that suspended certain modifications.

The reforms proposed by the new government are in the process of legislative discussion, and it is not possible to predict at this time their evolution or the new measures that could be announced.

The normative and regulatory situation as of March 31, 2024, does not differ substantially from the one mentioned above, and the financial statements of the Company should be read considering these circumstances.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Summary as of March 31, 2024

Consolidated Results

(In ARS million)	9M 24	9M 23	YoY Var
Revenues	450,813	428,532	5.2%
Costs	(253,640)	(254,482)	(0.3)%
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	5,786	(2,598)	-
Changes in the net realizable value of agricultural produce after harvest	3,047	(1,598)	-
Gross profit	206,006	169,854	21.3%
Net gain from fair value adjustment on investment properties	(377,718)	(134,939)	179.9%
Gain from disposal of farmlands	6,254	2,670	134.2%
General and administrative expenses	(40,865)	(47,321)	(13.6)%
Selling expenses	(36,297)	(31,270)	16.1%
Other operating results, net	10,280	(20,071)	-
Management Fee	(884)	(9,048)	(90.2)%
Result from operations	(233,224)	(70,125)	232.6%
Depreciation and Amortization	24,127	23,703	1.8%
Rights of use installments	(10,753)	(11,558)	(7.0)%
EBITDA (unaudited)	(219,850)	(57,980)	279.2%
Adjusted EBITDA (unaudited)	164,332	101,820	61.4%
Loss from joint ventures and associates	29,680	2,178	1262.7%
Result from operations before financing and taxation	(203,544)	(67,947)	199.6%
Financial results, net	93,571	63,772	46.7%
Result before income tax	(109,973)	(4,175)	2,534.1%
Income tax expense	84,327	145,093	(41.9)%
Result for the period	(25,646)	140,918	(118.2)%

Attributable to
Equity holder of the parent	22,340	79,463	(71.9)%
Non-controlling interest	(47,986)	61,455	(178.1)%

Consolidated revenues increased by 5.2% during the nine-month period of fiscal year 2024, compared to the same period of fiscal year 2023, while Adjusted EBITDA grew by 61.4% during the same period. Agribusiness segments adjusted EBITDA was ARS 45,504 million, compared to a negative adjusted EBITDA of ARS 6,722 million in the same period of 2023, mainly due to better productive results and farmland sales in Argentina. The urban properties and investments business (through IRSA) adjusted EBITDA was ARS 123,631 million.

The net result for the nine-month period of fiscal year 2024 registered a ARS 25,646 million loss compared to a gain of ARS 140,918 in the same period of fiscal year 2023. This is mainly explained by the loss recorded from changes in the fair value of investment properties in the urban and investments business due to the impact of an inflation much higher than the devaluation on those properties valued in USD at an MEP exchange rate. The net result attributable to the controlling shareholder recorded a gain of ARS 22,340 million in the period.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Summary as of March 31, 2024

Description of Operations by Segment

9M 2024	Agribusiness	Urban Properties and Investments	Total	9M 24 vs. 9M 23
Revenues	238,561	177,236	415,797	6.5%
Costs	(184,422)	(31,238)	(215,660)	1.2%
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	5,295	-	5,295	-
Changes in the net realizable value of agricultural produce after harvest	3,047	-	3,047	-
Gross profit	62,481	145,998	208,479	20.8%
Net gain from fair value adjustment on investment properties	(44)	(377,736)	(377,780)	173.1%
Gain from disposal of farmlands	6,254	-	6,254	134.2%
General and administrative expenses	(20,459)	(20,744)	(41,203)	(13.9)%
Selling expenses	(25,123)	(11,961)	(37,084)	14.3%
Other operating results, net	14,132	(4,052)	10,080	-
Result from operations	37,241	(268,495)	(231,254)	262.8%
Share of profit of associates	1,106	28,272	29,378	583.1%
Segment result	38,347	(240,223)	(201,876)	239.6%

9M 2023	Agribusiness	Urban Properties and Investments	Total
Revenues	221,656	168,834	390,490
Costs	(182,803)	(30,277)	(213,080)
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	(3,270)	-	(3,270)
Changes in the net realizable value of agricultural produce after harvest	(1,598)	-	(1,598)
Gross profit	33,985	138,557	172,542
Net gain from fair value adjustment on investment properties	(287)	(138,044)	(138,331)
Gain from disposal of farmlands	2,670	-	2,670
General and administrative expenses	(18,525)	(29,354)	(47,879)
Selling expenses	(21,080)	(11,376)	(32,456)
Other operating results, net	(1,621)	(18,664)	(20,285)
Result from operations	(4,858)	(58,881)	(63,739)
Share of profit of associates	(3,165)	7,466	4,301
Segment result	(8,023)	(51,415)	(59,438)

2024 Campaign

The 2024 regional campaign is being developed with mixed climatic conditions, similar planted area and expected production levels in line with the last campaign. Prospects for Argentina are better than for the rest of the region, given the severe drought experienced during the last campaign. The country projects soybean and corn production of approximately 50 million tons, with better prospects in the south and a decrease in production in the north.

Our Portfolio

During the third quarter of fiscal year 2024, our portfolio under management consisted of 745,049 hectares, of which 307,525 hectares are productive and 437,524 hectares are land reserves distributed in the four countries of the region where we operate.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Summary as of March 31, 2024

Breakdown of Hectares

Own and under Concession (*) (**) (***)

	Productive Lands
	Agricultural	Cattle	Reserved	Total
Argentina	72,077	140,335	318,156	530,568
Brazil	60,550	10,519	74,815	145,884
Bolivia	7,925	-	1,950	9,875
Paraguay	11,964	4,155	42,603	58,722
Total	152,516	155,009	437,524	745,049
(*) Includes Brazil, Paraguay, Agro-Uranga S.A. at 34.86% and 132,000 hectares under Concession.
(**) Includes 85,000 hectares intended for sheep breeding
(***) Excludes double crops.

Leased (*)

	Agricultural	Cattle	Other	Total
Argentina	44,852	10,896	-	55,748
Brazil	54,719	700	8,734	64,153
Bolivia	1,065	-	-	1,065
Total	100,636	11,596	8,734	120,966
(*) Excludes double crops.

Segment Income – Agricultural Business

I)
Land Development and Sales

We periodically sell properties that have reached a considerable appraisal to reinvest in new farms with higher appreciation potential. We analyze the possibility of selling based on a number of factors, including the expected future yield of the farmland for continued agricultural and livestock exploitation, the availability of other investment opportunities and cyclical factors that have a bearing on the global values of farmlands.

in ARS million	9M 24	9M 23	YoY Var
Revenues	-	-	-
Costs	(146)	(202)	(27.7)%
Gross loss	(146)	(202)	(27.7)%
Net gain from fair value adjustment on investment properties	(44)	(287)	(84.7)%
Gain from disposal of farmlands	6,254	2,670	134.2%
General and administrative expenses	(37)	(31)	19.4%
Selling expenses	(82)	(19)	331.6%
Other operating results, net	3,876	(3,444)	-
Profit from operations	9,821	(1,313)	-
Segment profit	9,821	(1,313)	-
EBITDA	9,845	(1,266)	-
Adjusted EBITDA	9,889	(979)	-

Segment profit increased by ARS 11,134 million, mainly explained by the fractions sold and the valuation of accounts receivable in the current period for the sale of agreed soybean farms (included in Other Operating Results), from Brazil.

On March 26, 2024, BrasilAgro sold a fraction of 12,335 hectares (8,796 productive hectares) of the “Chaparral” farm located in Correntina, State of Bahia, Brazil, that was acquired in 2007. After this operation, a remaining surface of 24,847 hectares of this farm is still owned by the BrasilAgro. The total amount of the operation was set at BRL 364.5 million, subject to variations in the soybean bag price, and the field was valued on the books at BRL 34.0 million. The internal rate of return in dollars reached was approximately 7.8%. The result of the sale will be recorded in the fourth quarter of the fiscal year.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Summary as of March 31, 2024

II)
Agricultural Production

The result of the Farming segment went from a ARS 15,646 million loss during the nine-month period of fiscal year 2023 to a ARS 13,704 million gain during the same period of the fiscal year 2024.

in ARS million	9M 24	9M 23	YoY Var
Revenues	163,884	154,512	6.1%
Costs	(138,555)	(140,094)	(1.1)%
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	5,295	(3,270)	-
Changes in the net realizable value of agricultural produce after harvest	3,047	(1,598)	-
Gross profit	33,671	9,550	252.6%
General and administrative expenses	(11,959)	(9,732)	22.9%
Selling expenses	(17,164)	(15,022)	14.3%
Other operating results, net	6,373	361	1,665.4%
Results from operations	10,921	(14,843)	-
Results from associates	2,783	(803)	-
Segment results	13,704	(15,646)	-
EBITDA	18,522	(8,203)	-
Adjusted EBITDA	14,071	(21,588)	-

II.a) Crops and Sugarcane

Crops

in ARS million	9M 24	9M 23	YoY Var
Revenues	112,506	109,186	3.0%
Costs	(96,923)	(99,123)	(2.2)%
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	11,920	11,442	4.2%
Changes in the net realizable value of agricultural produce after harvest	3,031	(1,598)	-
Gross profit	30,534	19,907	53.4%
General and administrative expenses	(8,559)	(6,660)	28.5%
Selling expenses	(15,022)	(12,284)	22.3%
Other operating results, net	6,926	(1,361)	-
Profit from operations	13,879	(398)	-
Results from associates	2,750	(791)	-
Activity Profit	16,629	(1,189)	-

Sugarcane

in ARS million	9M 24	9M 23	YoY Var
Revenues	28,822	28,338	1.7%
Costs	(24,820)	(27,275)	(9.0)%
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	(3,618)	(1,439)	151.4%
Gross profit	384	(376)	-
General and administrative expenses	(1,846)	(1,672)	10.4%
Selling expenses	(883)	(1,404)	(37.1)%
Other operating results, net	(254)	1,590	-
Profit from operations	(2,599)	(1,862)	39.6%
Activity profit	(2,599)	(1,862)	39.6%

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Summary as of March 31, 2024

Operations

Production Volume (1)	9M 24	9M 23	9M 22	9M 21	9M 20'
Corn	235,400	170,503	240,458	199,438	299,918
Soybean	151,007	153,662	157,916	104,217	119,574
Wheat	28,775	21,594	35,502	36,669	43,925
Sorghum	3,154	1,987	2,921	503	3,229
Sunflower	971	6,021	3,560	4,596	1,954
Cotton	14,684	4,396	3,094	6,818	3,519
Other	15,741	8,693	9,557	5,366	5,619
Total Crops (tons)	449,732	366,856	453,008	357,607	477,738
Sugarcane (tons)	1,305,064	1,287,194	1,532,906	1,669,521	1,634,521
(1)
Includes Brasilagro. Excludes Agro-Uranga.

Next, we present the total volume sold according to its geographical origin measured in tons:

Volume of	9M24			9M23			9M22			9M21		9M20
Sales (1)	M.L	M.E	Total	M.L	M.E	Total	M.L	M.E	Total	M.L	M.E	Total	M.L	M.E	Total
Corn	199.9	94.4	294.3	162.2	92.6	254.8	239.8	65.3	305.1	233.9	70.0	303.9	284.7	54.3	339.0
Soybean	34.4	81.5	115.9	66.4	63.6	130.0	150.3	50.6	200.9	117.5	23.3	140.8	156.1	72.5	228.6
Wheat	28.4	-	28.4	15.4	-	15.4	31.2	1.3	32.5	29.2	1.3	30.5	39.5	-	39.5
Sorghum	3.7	-	3.7	13.2	-	13.2	22.7	-	22.7	-	-	-	-	-	-
Sunflower	3.5	-	3.5	1.4	-	1.4	1.6	-	1.6	2.7	-	2.7	8.5	-	8.5
Cotton	12.6	3.6	16.2	6.4	-	6.4	4.4	-	4.4	6.4	-	6.4	2.5	1.9	4.4
Others	13.0	-	13.0	8.2	-	8.2	7.6	1.4	9.0	5.3	1.0	6.3	6.1	-	6.1
Total Crops (thousands of tons)	295.5	179.5	475.0	273.2	156.2	429.4	457.6	118.6	576.2	395.0	95.6	490.6	497.4	128.7	626.1
Sugarcane (thousands of tons)	1.305.1	-	1.305.1	1,161.0	-	1,161.0	1,387.7	-	1,387.7	1,560.3	-	1,560.3	1,572.8	-	1,572.8
(1)
Includes BrasilAgro. Excludes Agro-Uranga S.A

The Grains activity presented a positive variation by ARS 17,818 million, from a ARS 1,1889 million loss during the nine-month period of fiscal year 2023 to a ARS 16,629 million gain during the same period of fiscal year 2024, mainly because of:

●
A gain in the productive result in Argentina due to the diversion in 22-23 Corn & Cotton Campaigns due to a greater volume of tons obtained compared to a negative result in the 21-22 Campaign due to lower yields, higher direct costs and prices lower than projected, along with the progress of 23-24 Wheat Campaign, with higher production margins due to higher yields.

●
Offset by a lower productive result in Brazil from soybean and corn due to a lower planted area and a drop in prices.

●
A higher gain in the holding and sales result in Argentina, due to better prices performance in pesos against inflation compared with the same period of fiscal year 2023.

The result of the Sugarcane activity increased by ARS 737 million, from a ARS 1,862 million loss in the nine-month period of fiscal year 2023 to a ARS 2,599 million loss in the same period of 2024. This is mainly due to a greater loss in the productive result of the third quarter of fiscal year 2024 in Brazil because of a drop in prices, partially offset by an increase in tons produced due to an increase in yield.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Summary as of March 31, 2024

Area in Operation (hectares) (1)	As of 03/31/24	As of 03/31/23	YoY Var
Own farms	115,083	113,408	1.5%
Leased farms	125,540	122,293	2.7%
Farms under concession	22,087	22,314	(1.0)%
Own farms leased to third parties	21,380	27,975	(23.6)%
Total Area Assigned to Production	284,090	285,990	(0.7)%
(1)
Includes Agro-Uranga.

II.b) Cattle Production

Production Volume	9M24	9M23	9M22	9M21	9M20
Cattle herd (tons)(1)	7,311	7,118	6,538	7,546	9,016
(1) Production measured in tons of live weight. Production is the sum of the net increases (or decreases) during a given period in live weight of each head of livestock we own.

Volume of	9M 24		9M 23			9M 22			9M 21			9M 20
Sales (1)	D.M F.M	Total	D.M	F.M	Total	D.M	F.M	Total	D.M	F.M	Total	D.M	F.M	Total
Cattle herd	9.5	9.5	7.8	-	7.8	8.7	-	8.7	11.9	-	11.9	12.3	-	12.3
D.M.: Domestic market
F.M.: Foreign market

Cattle

In ARS Million	9M 24	9M 23	YoY Var
Revenues	15,840	13,160	20.4%
Costs	(12,387)	(11,299)	9.6%
Initial recognition and changes in the fair value of biological assets and agricultural produce	(3,007)	(13,273)	(77.3)%
Changes in the net realizable value of agricultural produce after harvest	16	-	-
Gross Profit	462	(11,412)	-
General and administrative expenses	(1,140)	(927)	23.0%
Selling expenses	(969)	(958)	1.1%
Other operating results, net	(244)	120	(303.3)%
Result from operations	(1,891)	(13,177)	(85.6)%
Results from associates	33	(12)	-
Activity Result	(1,858)	(13,189)	(85.9)%

Area in operation – Cattle (hectares) (1)	As of 03/31/24	As of 03/31/23	YoY Var
Own farms	68,013	68,785	(1.1)%
Leased farms	10,896	10,896	0.0%
Farms under concession	2,696	2,604	3.5%
Own farms leased to third parties	-	70	-
Total Area Assigned to Cattle Production	81,605	82,355	(0.9)%
(1) Includes Agro-Uranga, Brazil and Paraguay,

Stock of Cattle Heard	As of 03/31/24	As of 03/31/23	YoY Var
Breeding stock	69,677	72,945	(4.5)%
Winter grazing stock	10,551	5,144	105.1%
Sheep stock	13,642	14,734	(7.4)%
Total Stock (heads)	93,870	92,823	1.1%

The result of the Cattle activity increase by ARS 11,331 million, from a ARS 13,189 million loss during the nine-month period of fiscal year 2023 to a ARS 1,858 million loss in the same period of fiscal year 2024, mainly explained by a lower loss in production results due to better price performance compared to inflation, together with an increase in kilograms produced and a decrease in costs, as well as a greater gain in sales results due to an increase in the average price and a greater volume sold.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Summary as of March 31, 2024

II.c) Agricultural Rental and Services

In ARS Million	9M 24	9M 23	YoY Var
Revenues	6,716	3,828	75.4%
Costs	(4,425)	(2,397)	84.6%
Gross profit	2,291	1,431	60.1%
General and Administrative expenses	(414)	(473)	(12.5)%
Selling expenses	(290)	(376)	(22.9)%
Other operating results, net	(55)	12	(558.3)%
Result from operations	1,532	594	157.9%
Activity Result	1,532	594	157.9%

The result of the activity was decreased by ARS 938 million, from a ARS 594 million gain in the nine-month period of fiscal year 2023 to a ARS 1,532 million gain in the same period of 2024.

III) Other Segments

We include within "Others" the results coming from our investment in FyO.

The result of the segment increased by ARS 5,208 million, going from a gain of ARS 12,279 million for the nine-month period of fiscal year 2023 to a ARS 17,487 million gain for the same period of fiscal year 2024, mainly due to a higher profit on futures and options operations, on stockpiling and consignment operations and on the sale of inputs, a lower profit on grain brokerage commissions, partially offset by higher selling and administrative expenses.

In ARS Million	9M 24	9M 23	YoY Var
Revenues	74,677	67,144	11.2%
Costs	(45,721)	(42,507)	7.6%
Gross profit	28,956	24,637	17.5%
General and administrative expenses	(5,798)	(5,419)	7.0%
Selling expenses	(7,877)	(6,039)	30.4%
Other operating results, net	3,883	1,462	165.6%
Profit from operations	19,164	14,641	30.9%
Profit from associates	(1,677)	(2,362)	(29.0)%
Segment Profit	17,487	12,279	42.4%
EBITDA	20,591	15,432	33.4%
Adjusted EBITDA	21,542	15,796	36.4%

IV) Corporate Segment

The negative result went from ARS 3,343 million in the nine-month period of the fiscal year 2023 to ARS 2,665 million in the same period of fiscal year 2024.

In ARS Million	9M 24	9M 23	YoY Var
General and administrative expenses	(2,665)	(3,343)	(20.3)%
Loss from operations	(2,665)	(3,343)	(20.3)%
Segment loss	(2,665)	(3,343)	(20.3)%
EBITDA	(2,665)	(3,331)	(20.0)%
Adjusted EBITDA	(2,665)	(3,331)	(20.0)%

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Summary as of March 31, 2024

Urban Properties And Investments Business (through our subsidiary Irsa Inversiones y Representaciones Sociedad Anónima)

We develop our Urban Properties and Investments segment through our subsidiary IRSA. As of March 31, 2024, our direct and indirect equity interest in IRSA was 54.76% over stock capital.

Consolidated results of our subsidiary IRSA Inversiones y Representaciones S.A.

In ARS Millions	9M 24	9M 23	Var a/a
Revenues	213,481	208,720	2.3%
Results from operations	(269,680)	(56,488)	377.4%
EBITDA	(264,068)	(53,877)	390.1%
Adjusted EBITDA	123,631	122,050	1.3%
Segment results	(240,223)	(51,415)	367.2%

Consolidated revenues from sales, rentals and services increased by 2.3% during the nine-month period of fiscal year 2024 compared to the same period of 2023. Adjusted EBITDA reached ARS 123,631 million, 1.3% higher than in the same period of previous fiscal year.

Financial Indebtedness and Other

The following tables contain a breakdown of company’s indebtedness as of March 31, 2024:

Agricultural Business

Description	Currency	Amount (USD MM)(2)	Interest Rate	Maturity
Loans and bank overdrafts	ARS	0.7	Variable	< 360 days
Series XXXIV	USD	12.2	6.99%	Jun-24
Series XXXIII	USD	6.4	6.99%	Jul-24
Series XXXV	USD	20.4	3.50%	Sep-24
Series XLI	ARS	4.8	Variable	Oct-24
Series XLIII	ARS	23.2	Variable	Jan-25
Series XXXVI	USD	39.1	2.00%	Feb-25
Series XXXVII	USD	24.4	5.50%	Mar-25
Series XXXVIII	USD	70.4	8.00%	Mar-26
Series XLII	USD	30.0	0.00%	May-26
Series XL	USD	38.2	0.00%	Dec-26
Series XLIV	USD	39.8	6.00%	Jan-27
Other debt		8.0
CRESUD’s Total Debt (3)	USD	317.6
Cash and cash equivalents (3)	USD	17.8
CRESUD’s Net Debt	USD	299.8
Brasilagro’s Total Net Debt	USD	96.6
(1) Net of repurchases
(2) Principal amount stated in USD (million) at an exchange rate of 858.00 ARS/USD and 4.987 BRL/USD, without considering accrued interest or elimination of balances with subsidiaries.
(3) Does not include FyO

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Summary as of March 31, 2024

Urban Properties and Investments Business

Description	Currency	Amount (USD MM) (1)	Interest Rate	Maturity
Bank overdrafts	ARS	6.1	Variable	< 360 days
Series XI (3)	USD	10.5	5.0%	Mar-24
Series XIII	USD	14.8	3.9%	Aug-24
Series XIX	ARS	30.5	Variable	Feb-25
Series XV	USD	61.7	8.0%	Mar-25
Series XVI	USD	28.3	7.0%	Jul-25
Series XVII	USD	25.0	5.0%	Dec-25
Series XVIII	USD	21.4	7.0%	Feb-27
Series XIV	USD	158.9	8.75%	Jun-28
IRSA’s Total Debt	USD	357.2
Cash & Cash Equivalents + Investments (2)	USD	155.4
IRSA’s Net Debt	USD	201.8
(1)
Principal amount in USD (million) at an exchange rate of ARS 858.00/USD, without considering accrued interest or eliminations of balances with subsidiaries.
(2)
Includes Cash and cash equivalents, Investments in Current Financial Assets and related companies notes holding.
(3) Cancelled on April 3, 2024.

Comparative Summary Consolidated Balance Sheet Data

In ARS million	Mar-24	Mar-23	Mar-22	Mar-21	Mar-20
Current assets	681,286	643,583	694,767	703,304	3,391,225
Non-current assets	2,304,638	2,644,437	2,674,446	2,936,882	6,587,083
Total assets	2,985,924	3,288,020	3,369,213	3,640,186	9,978,308
Current liabilities	629,442	549,029	608,303	926,119	2,573,061
Non-current liabilities	1,021,999	1,281,876	1,505,832	1,460,304	5,950,978
Total liabilities	1,651,441	1,830,905	2,114,135	2,386,423	8,524,039
Total capital and reserves attributable to the shareholders of the controlling company	580,270	621,867	456,444	436,209	157,715
Minority interests	754,213	835,248	798,634	817,554	1,296,554
Shareholders’ equity	1,334,483	1,457,115	1,255,078	1,253,763	1,454,269
Total liabilities plus minority interests plus shareholders’ equity	2,985,924	3,288,020	3,369,213	3,640,186	9,978,308

Comparative Summary Consolidated Statement of Income Data

In ARS million	Mar-24	Mar-23	Mar-22	Mar-21	Mar-20
Gross profit	206,006	169,854	228,719	194,140	221,943
Profit from operations	(233,224)	(70,125)	80,401	22,663	206,467
Results from associates and joint ventures	29,680	2,178	(4,185)	(24,986)	10,146
Profit from operations before financing and taxation	(203,544)	(67,947)	76,216	(2,323)	216,613
Financial results, net	93,571	63,772	133,714	16,069	(277,497)
Profit before income tax	(109,973)	(4,175)	209,930	13,746	(60,884)
Income tax expense	84,327	145,093	40,920	(35,478)	(54,635)
Result of the period of continuous operations	(25,646)	140,918	250,850	(21,732)	(115,519)
Result of discontinued operations after taxes	-	-	-	(90,277)	(12,963)
Result for the period	(25,646)	140,918	250,850	(112,009)	(128,482)
Controlling company’s shareholders	27,879	82,381	102,871	(95,493)	(214,713)
Non-controlling interest	(38,320)	64,099	19,459	(153,022)	160,322

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Summary as of March 31, 2024

Comparative Summary Consolidated Statement of Cash Flow Data

In ARS million	Mar-24	Mar-23	Mar-22	Mar-21	Mar-20
Net cash generated by operating activities	60,696	25,141	78,990	(61,652)	447,566
Net cash generated by investment activities	95,354	63,731	86,153	712,291	278,762
Net cash used in financing activities	(194,349)	(208,914)	(247,670)	(471,059)	(1,162,180)
Total net cash generated during the fiscal period	(38,299)	(120,042)	(82,527)	179,580	(435,852)

Ratios

In ARS million	Mar-24	Mar-23	Mar-22	Mar-21	Mar-20
Liquidity (1)	1.082	1.172	1.142	0.759	1.318
Solvency (2)	0.808	0.796	0.594	0.525	0.171
Restricted capital (3)	0.772	0.804	0.794	0.807	0.660
(1) Current Assets / Current Liabilities
(2) Total Shareholders’ Equity/Total Liabilities
(3) Non-current Assets/Total Assets

Material events of the quarter and subsequent events

January 2024: Notes issuance

On January 17, 2024, Cresud issued Notes on the local market for a total amount of USD 64 million through the following instruments:

●
Series XLIII: Denominated and payable in Argentine pesos for ARS 19,886 million at a variable interest rate BADLAR plus 0% spread, with quarterly interests’ payments. The Capital amortization will be 100% at maturity, on January 17, 2025. The issuance price was 100.0% of the nominal value.

●
Series XLIV: Denominated in dollars for USD 39.8 million, with 6% interest rate and semiannual interests’ payments. The Capital amortization will be 100% at maturity, on January 17, 2027. The issuance price was 100.0%.

The funds were mainly used to refinance short-term liabilities and/or working capital, as defined in the issuance documents.

January 2024: Shares Buyback Program Completion

On January 18, 2024, the Company completed the shares buyback program, having acquired the equivalent of 13,474,104 ordinary shares, which represent approximately 99.94% of the approved program and 2.27% of the outstanding shares.

March 2024: Warrants Exercise

Between February 17 and 25, 2024, certain warrants holders have exercised their right to acquire additional shares and 129,449 ordinary shares of the Company were registered, with a nominal value of VN ARS 1. As a result of the exercise, USD 58,355.61 have been collected by the Company.

After the exercise of these warrants, the number of shares and the capital stock of the Company increased from 594,174,957 to 594,304,406, and the new number of outstanding warrants decreased from 87,662,070 to 87,558,873.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Summary as of March 31, 2024

April 2024: Notes issuance

On April 22, 2024, Cresud issued Notes on the local market for a total amount of USD 10.2 million through the following instrument:

●
Series XLV (blue chip swap FX): Denominated and payable in dollars for USD 10.2 million, with 6.0% interest rate and semiannual interests’ payments. The Capital amortization will be 100% at maturity, on August 22, 2026. The issuance price was 100.0%.

The funds were mainly used to refinance short-term liabilities and/or working capital, as defined in the issuance documents.

May 2025: Dividend Approval

On May 2, 2024, the Company approved the distribution among its shareholders on May 14, 2024, of a cash dividend of ARS 30,000 million, equivalent to 5,054.8206% of the stock capital with collection rights. The amount per ordinary share (VN$1) will be ARS 50.5482 and the amount per ADS will be ARS 505.4821.

EBITDA Reconciliation

In this summary report, we present EBITDA and Adjusted EBITDA. We define EBITDA as profit for the period excluding: (i) result of discontinued operations, (ii) income tax expense, (iii) financial results, net iv) results from participation in associates and joint ventures; and (v) depreciation and amortization. We define Adjusted EBITDA as EBITDA minus net profit from changes in the fair value of investment properties, not realized and realized sales.

EBITDA and Adjusted EBITDA are non-IFRS financial measures that do not have standardized meanings prescribed by IFRS. We present EBITDA and adjusted EBITDA because we believe they provide investors supplemental measures of our financial performance that may facilitate period-to-period comparisons on a consistent basis. Our management also uses EBITDA and Adjusted EBITDA from time to time, among other measures, for internal planning and performance measurement purposes. EBITDA and Adjusted EBITDA should not be construed as an alternative to profit from operations, as an indicator of operating performance or as an alternative to cash flow provided by operating activities, in each case, as determined in accordance with IFRS. EBITDA and Adjusted EBITDA, as calculated by us, may not be comparable to similarly titled measures reported by other companies. The table below presents a reconciliation of profit for the relevant period to EBITDA and Adjusted EBITDA for the periods indicated:

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Summary as of March 31, 2024

	2024	2023
Result for the period	(25,646)	140,918
Income tax expense	(84,327)	(145,093)
Net financial results	(93,571)	(63,772)
Share of profit of associates and joint ventures	(29,680)	(2,178)
Depreciation and amortization	24,127	23,703
Rights of use installments	(10,753)	(11,558)
EBITDA (unaudited)	(219,850)	(57,980)
Gain from fair value of investment properties, not realized - agribusiness	44	287
Gain from fair value of investment properties, not realized - Urban Properties Business	377,674	134,652
Realized sale – Real Estate	21,560	37,883
Initial recognition and changes in fair value of biological assets	(4,294)	(10,271)
Realized initial recognition and changes in fair value of biological assets	794	(2,751)
Others (recovery of provision)	(11,596)	-
Adjusted EBITDA (unaudited)	164,332	101,820

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Summary as of March 31, 2024

Brief comment on prospects for the fiscal year

The 2024 regional campaign is being developed with mixed climatic conditions, similar planted area and expected production levels in line with the last campaign. Prospects for Argentina are better than for the rest of the region, given the severe drought experienced during the last campaign. The country projects soybean and corn production of approximately 50 million tons, with better prospects in the south and a decrease in production in the north.

International commodity prices have been correcting compared to last season, mainly explained by the growth in supply from South America, waiting for demand to be reactivated. Regarding input costs, they have experienced a correction, but they are still high in relation to commodity prices. We will apply the best agricultural practices to achieve high yields and increase margins per hectare.

Regarding livestock activity, a significant improvement in prices has been observed in Argentina, which, added to the good weather conditions of the campaign, predicts positive results for this activity with good levels of meat production. We will continue to concentrate our production in our own fields, mainly in the Northwest of Argentina and consolidating our activity in Brazil with a focus on improving productivity, controlling costs and working efficiently to achieve the highest possible operating margins.

On the real estate segment, we have been observing an upward trend in land prices worldwide that has not been replicated in Argentina and we are beginning to see greater interest in our assets in the country. As part of our business strategy, we will continue selling the farms that have reached their maximum level of appreciation in the region, hoping that Brazil maintains its liquidity and firm prices, and Argentina increases the number of transactions, with competitive valuations.

Our agricultural commercial services business, through FyO, plans to continue growing in the commercialization of grains, continue with the digital transformation of the company and advance in the regionalization of the input business in Brazil, Paraguay, Bolivia and Peru with the objective of increase sales and margins. For its part, Agrofy, the online agricultural platform, will focus on the profitability of the different categories and main clients. We will continue to achieve synergies with FyO in the development of commercial agreements with clients and giving visibility to our portfolio through the Marketplace.

The urban property and investment business, which we own through IRSA, has been recording good results in its rental segments and distributing high dividends, despite a third quarter with a drop in consumption in our shopping centers. The economic context is challenging for the next quarter, but we trust in the quality of the portfolio and in management's ability to adapt to changes in the context and continue offering the best proposals to its tenants and visitors.

During fiscal year 2024, we will continue working on the reduction and efficiency of the cost structure. At the same time we will continue evaluating financial, economic and/or corporate tools that allow the Company to improve its position in the market in which it operates and have the necessary liquidity to meet its obligations, such as public and/or private disposal of assets that may include real estate as well as negotiable securities owned by the Company, issuance of negotiable bonds, repurchase of own shares, among other instruments that be useful to the proposed objectives.

We believe that Cresud, owner of a diversified rural and urban real estate portfolio, with a management with many years of experience in the sector and a great track record in accessing the capital markets, will have excellent possibilities to take advantage of the best opportunities that arise in the market.

Alejandro G. Elsztain
CEO

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PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17